File No. 333-164074
811-10619

Securities and Exchange Commission
Washington, D.C. 20549
Form N-4

☐	Registration Statement Under The Securities Act of 1933

☑	Pre-Effective Amendment No. 2

☐	Post-Effective Amendment No.

☐	Registration Statement Under The Investment Company Act of 1940

☑	Amendment No. 2

(Exact Name of Registrant)
National Security Life and Annuity Company
Variable Account N
(Name of Depositor)
National Security Life and Annuity Company
(Address of Depositor’s Principal Executive Offices)
100 Court Street
Binghamton, New York 13902
(Depositor’s Telephone Number)
(513) 794-6100
(Name and Address of Agent for Service)
Kimberly A. Plante
National Security Life and Annuity Company
P.O. Box 237
Cincinnati, Ohio 45201
Notice to:
John Blouch, Esq.
Dykema Gossett PLLC
Suite 300 West
1300 I Street, NW
Washington, D.C. 20005
Approximate Date of Proposed Public Offering: As soon after the effective date of this registration statement as is practicable.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

Prospectus
Flexible Purchase Payment
Individual Variable Annuity Contracts
NScore Xtra II

Variable Account N
National Security Life and Annuity Company
Administrative Office:

One Financial Way
Montgomery, Ohio 45242
1-877-446-6020

This prospectus offers a variable annuity contract allowing you to accumulate values and paying you benefits on a variable and/or fixed basis. This prospectus provides information regarding the material provisions of your variable annuity contract. National Security Life and Annuity Company (“National Security”) issues the contract. This contract is only available in New York.

Variable annuities provide Contract Value and lifetime annuity payments that vary with the investment results of the mutual funds listed later in this prospectus (“Funds”) that you choose. You cannot be sure that the Contract Value or annuity payments will equal or exceed your purchase payments. The contracts are not insured by the FDIC or any other agency. They are not deposits or obligations of any bank and are not bank guaranteed.

The variable annuity contracts are designed for:

•	annuity purchase plans adopted by public school systems and certain tax-exempt organizations described in Section 501(c)(3) of the Internal Revenue Code, as amended, (the “Code”), qualifying for tax-deferred treatment pursuant to Section 403(b) of the Code,

•	other employee pension or profit-sharing trusts or plans qualifying for tax-deferred treatment under Section 401(a), 401(k) or 403(a) of the Code,

•	individual retirement annuities qualifying for tax-deferred treatment under Section 408 or 408A of the Code,

•	state and municipal deferred compensation plans and

•	non-tax-qualified retirement plans.

Many of the listed qualified retirement plans already benefit from tax deferral. Therefore, your decision to fund any of the above-listed qualified retirement plans with a deferred annuity should include an assessment of the other benefits available under this annuity contract. Your exercise of contract rights may be subject to the terms of your qualified employee trust or annuity plan. This prospectus contains no information concerning your trust or plan.

The minimum initial purchase payment is $5,000 ($2,000 for IRAs). You may make additional payments of at least $500 at any time ($300 for payroll deduction plans). We may currently limit your total purchase payments for any one life to $1,000,000. For each payment you make, we will credit an extra 4-5% (depending on your purchase payments) of that amount to your Contract Value. The total expenses for this contract may be higher than the expenses for a similar contract not paying an extra credit. Over time, the value of the extra credit could be more than offset by the higher charges.

You may direct the allocation of your purchase payments to one or more investment options of Variable Account N (“VAN”). Currently, your allocation of Contract Value may be to no more than 18 of the available investment options. VAN is a separate account of National Security. The assets of VAN are invested in shares of the Funds. The Funds are portfolios of Ohio National Fund, Inc., AIM Variable Insurance Funds, ALPS Variable Insurance Trust, Dreyfus Variable Investment Fund, Federated Insurance Series, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Trust, Goldman Sachs Variable Insurance Trust, Ivy Funds Variable Insurance Portfolios, Janus Aspen Series, J.P. Morgan Insurance Trust, Lazard Retirement Series, Inc. Legg Mason Partners Variable Equity Trust, MFS Variable Insurance Trust, Neuberger Berman Advisers Management Trust, PIMCO Variable Insurance Trust, The Prudential Series Fund, Inc., Royce Capital Fund, and The Universal Institutional Funds, Inc. See page 2 for the list of available Funds. See also the accompanying prospectuses of the Funds. The Fund prospectuses might also contain information about funds that are not available for these contracts. Currently, National Security does not offer a fixed account investment option (sometimes referred to as the “Fixed Accumulation Account”) but reserves the right to do so in the future.

You may revoke the contract, without penalty, within 10 days of receiving it (or a longer period if required by state law).

Keep this prospectus for future reference. It sets forth the information about VAN and the variable annuity contracts that you should know before investing. Additional information about VAN has been filed with the Securities and Exchange Commission in a Statement of Additional Information dated [DATE]. We have incorporated the Statement of Additional Information by reference. It is available upon request and without charge by writing or calling us at the above address. The table of contents for the Statement of Additional Information is on the back page of this prospectus. The Statement of Additional Information and other materials incorporated by reference can be found on the Securities and Exchange Commission’s website at: www.sec.gov.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is accompanied by the current Fund prospectuses.

[DATE]

Form 8563-NSLAC

Available Funds

The investment adviser for Ohio National Fund, Inc. is its affiliate, Ohio National Investments, Inc. Subadvisers for certain portfolios are shown below in parentheses.

Ohio National Fund, Inc.	Investment Adviser (Subadviser)
Money Market Portfolio	Ohio National Investments, Inc.
Equity Portfolio	(Legg Mason Capital Management, Inc.)
Bond Portfolio	Ohio National Investments, Inc.
Omni Portfolio (an asset allocation portfolio)	(Suffolk Capital Management, LLC)
S&P 500® Index Portfolio	Ohio National Investments, Inc.
International Portfolio	(Federated Global Investment Management Corp.)
International Small-Mid Company Portfolio	(Federated Global Investment Management Corp.)
Capital Appreciation Portfolio	(Jennison Associates LLC)
Millennium Portfolio (small cap)	(Neuberger Berman Management, LLC.)
Aggressive Growth Portfolio	(Janus Capital Management LLC)
Mid Cap Opportunity Portfolio	(Goldman Sachs Asset Management L.P.)
Capital Growth Portfolio	(Eagle Asset Management, Inc.)
High Income Bond Portfolio	(Federated Investment Management Company)
Strategic Value (formerly Blue Chip) Portfolio	(Federated Equity Management Company of Pennsylvania)
Small Cap Growth Portfolio	(Janus Capital Management, LLC)
Nasdaq-100® Index Portfolio	Ohio National Investments, Inc.
Bristol Portfolio (large cap)	(Suffolk Capital Management, LLC)
Bryton Growth Portfolio (small/mid cap)	(Suffolk Capital Management, LLC)
U.S. Equity Portfolio	(ICON Advisers, Inc.)
Balanced Portfolio	(ICON Advisers, Inc.)
Income Opportunity (formerly Covered Call) Portfolio	(ICON Advisers, Inc.)
Target VIP Portfolio (large cap growth)	(First Trust Advisors, L.P.)
Target Equity/Income Portfolio	(First Trust Advisors, L.P.)
Bristol Growth Portfolio	(Suffolk Capital Management, LLC)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Van Kampen V.I. International Growth Equity Fund	Invesco Advisers, Inc.
ALPS Variable Insurance Trust (Class II Shares)
AVS Listed Private Equity Portfolio	(Red Rocks Capital LLC)
Dreyfus Variable Investment Fund (Service Shares)
Appreciation Portfolio	(Fayez Sarofim & Co.)
Federated Insurance Series (Service Shares)
Federated Kaufmann Fund II (multi cap growth)	Federated Equity Management Company of Pennsylvania
Fidelity® Variable Insurance Products Fund (Service Class 2)
VIP Contrafund® Portfolio (a value fund)	Fidelity Management & Research Company
VIP MidCap Portfolio	Fidelity Management & Research Company
VIP Growth Portfolio	Fidelity Management & Research Company
VIP Equity-Income Portfolio	Fidelity Management & Research Company
VIP Real Estate Portfolio	Fidelity Management & Research Company
Franklin Templeton Variable Insurance Products Trust (Class 4 Shares)
Franklin Income Securities Fund	Franklin Advisers, Inc.
Franklin Flex Cap Growth Securities Fund	Franklin Advisers, Inc.
Templeton Foreign Securities Fund	Templeton Investment Counsel, LLC
Franklin Templeton VIP Founding Funds Allocation Fund(1)	Franklin Templeton Services, LLC(2)
Goldman Sachs Variable Insurance Trust (Service Shares)
Goldman Sachs Large Cap Value Fund	Goldman Sachs Asset Management, L.P.
Goldman Sachs Structuredsm U.S. Equity Fund	Goldman Sachs Asset Management, L.P.
Goldman Sachs Strategic Growth Fund	Goldman Sachs Asset Management, L.P.
Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Asset Strategy	Waddell & Reed Investment Management Company (WRIMCO)
Ivy Funds VIP Global Natural Resources	Waddell & Reed Investment Management Company (WRIMCO)
Ivy Funds VIP Science and Technology	Waddell & Reed Investment Management Company (WRIMCO)

Form 8563-NSLAC

Janus Aspen Series (Service Shares)
Janus Portfolio (long-term growth of capital consistent with preservation of capital)	Janus Capital Management LLC
Overseas Portfolio	Janus Capital Management LLC
Worldwide Portfolio	Janus Capital Management LLC
Balanced Portfolio	Janus Capital Management LLC

J.P. Morgan Insurance Trust (Class I)
JPMorgan Insurance Trust Mid Cap Value Portfolio	J.P. Morgan Investment Management Inc.
JPMorgan Insurance Trust Small Cap Core Portfolio	J.P. Morgan Investment Management Inc.

Lazard Retirement Series, Inc. (Service Shares)
Lazard Retirement U.S. Small-Mid Cap Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement Emerging Markets Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement International Equity Portfolio	Lazard Asset Management LLC
Lazard Retirement U.S. Strategic Equity Portfolio	Lazard Asset Management LLC
Legg Mason Partners Variable Equity Trust (Class I Shares)
Legg Mason ClearBridge Variable Fundamental All Cap Value Portfolio	(ClearBridge Advisors, LLC)
Legg Mason ClearBridge Variable Equity Income Builder Portfolio	(ClearBridge Advisors, LLC)
Legg Mason ClearBridge Variable Large Cap Value Portfolio	(ClearBridge Advisors, LLC)
MFS® Variable Insurance Trustsm (Service Class)
MFS® Investors Growth Stock Series	Massachusetts Financial Services Company
MFS® Mid Cap Growth Series	Massachusetts Financial Services Company
MFS® New Discovery Series (small cap growth)	Massachusetts Financial Services Company
MFS® Total Return Series	Massachusetts Financial Services Company
Neuberger Berman Advisers Management Trust (S Class Shares)
AMT Regency Portfolio (mid cap blend)	Neuberger Berman Management, LLC
PIMCO Variable Insurance Trust (Administrative Shares)
Real Return Portfolio	Pacific Investment Management Company LLC
Total Return Portfolio	Pacific Investment Management Company LLC
Global Bond Portfolio (Unhedged)	Pacific Investment Management Company LLC
CommodityRealReturn® Strategy Portfolio	Pacific Investment Management Company LLC

The Prudential Series Fund, Inc. (Class II Shares)
Jennison Portfolio (a growth stock fund)	Jennison Associates LLC
Jennison 20/20 Focus Portfolio (a value and growth fund)	Jennison Associates LLC
Royce Capital Fund
Royce Small-Cap Portfolio	Royce & Associates, LLC
Royce Micro-Cap Portfolio	Royce & Associates, LLC
The Universal Institutional Funds, Inc. (Van Kampen) (Class II)
Morgan Stanley UIF Core Plus Fixed Income Portfolio (an income fund)	Morgan Stanley Investment Management Inc.
Morgan Stanley UIF U.S. Real Estate Portfolio	Morgan Stanley Investment Management Inc.
Morgan Stanley UIF Capital Growth Portfolio	Morgan Stanley Investment Management Inc.

(1)	This fund is structured as a “Fund of Funds.” Because a Fund of Funds invests in other mutual funds and bears a proportionate share of expenses charged by the underlying funds, it may have higher expenses than direct investments in the underlying funds.

(2)	Franklin Templeton Services, LLC is the administrator for Franklin Templeton VIP Founding Funds Allocation Fund, which invests in shares of other series of Franklin Templeton Variable Insurance Products Trust. The advisers of the underlying funds are Franklin Advisers, Inc., Franklin Mutual Advisers, LLC and Templeton Global Advisors, Limited.

Form 8563-NSLAC

Form 8563-NSLAC

Glossary

Accumulation unit — Until annuity payments begin, your contract’s value in each subaccount is measured by accumulation units. The dollar value of each unit varies with the investment results of the subaccount’s corresponding Fund.

Annuitant — A living person whose length of life determines the number of annuity payments to be made.

Annuity unit — After annuity payments begin, the amount of each variable payment depends upon the value of your annuity units. The dollar value of each unit varies with the investment results of the subaccount’s corresponding Fund.

Applied for — The date the application for the annuity is signed or the electronic order is submitted to us.

Asset Allocation Model — The Asset Allocation Models are a service that National Security offers. Each Asset Allocation Model is developed by Ohio National Investments, Inc. and is comprised of a combination of available investment options. Please see “Optional Asset Allocation Models” for more information.

Commission — The Securities and Exchange Commission.

Contract Value — Contract Value is determined by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in a DCA Account.

DCA — Dollar cost averaging.

Death Benefit — The amount used solely to calculate the Death Benefit Adjustment and is not the amount paid to the beneficiary after the death of the annuitant. Death Benefit is the greatest of (i) total Contract Value, (ii) net purchase payments less pro-rata withdrawals, or (iii) stepped-up Death Benefit amount if the contract has been in effect for at least 8 years, unless one of the riders added to your contract provides for a higher death benefit.

Death Benefit Adjustment — The difference, if any, between the highest guaranteed death benefit amount and the Contract Value as of the date of the Annuitant’s death if the Contract Value on this date is lower than the highest guaranteed death benefit amount. If the Contract Value on the Annuitant’s date of death is higher than the highest guaranteed death benefit amount, no Death Benefit Adjustment will be made.

Eligible Contract Value — The Contract Value protected or guaranteed by a particular rider. The eligible Contract Value may be more or less than the total Contract Value. In most cases, the eligible Contract Value is the initial purchase payment, plus additional purchase payments made during a limited period of time after the contract is issued.

Fund — A mutual fund in which subaccount assets may be invested. See the list of “Available Funds” beginning on page 2.

GMIB — The guaranteed minimum income benefit amount provided for by the GMIB Plus with Annual Reset rider offered with this contract.

Good order — An instruction or request is in good order when it is received in our administrative office, or other place we may specify, and has such clarity and completeness that we do not have to exercise any discretion to carry out the instruction or request. We may require that the instruction or request be given in a certain form.

GPP — The guaranteed principal protection rider offered with this contract.

Guaranteed earnings rate — The guaranteed earnings rate is the effective annual rate at which values in variable portfolios or in one of the Asset Allocation Models accumulate at the guaranteed earnings income base of the GMIB Plus with Annual Reset.

Notice — A written form acceptable to us, signed by you and received at our administrative office (the address listed on the first page of the prospectus). We have specified forms or may require specific information in writing

Form 8563-NSLAC

for certain transactions, such as a surrender request. Contact us or your registered representative for more information.

Pro rata — A pro rata adjustment means the benefit or rider base will be reduced by the same percentage that the Contract Value was reduced by a withdrawal in excess of that provided for by the contract or rider. If your Contract Value is lower than your rider base, a pro rata reduction will reduce your rider base by a greater amount than a dollar for dollar reduction would. If your Contract Value is higher than your rider base, a pro rata reduction will reduce your rider base less than a dollar for dollar reduction would.

Proceeds — The amount that the beneficiary receives if the annuitant dies before annuity payments begin.

Subaccount — A subdivision of VAN. The assets of each subaccount are invested in a corresponding available Fund.

Surrender — To redeem the contract before annuity payments begin and receive its value minus any applicable surrender charge.

Valuation period — The period that starts on the close of regular trading on the New York Stock Exchange (usually, 4:00 p.m. New York time) and ends at the close of regular trading on the next succeeding day the New York Stock Exchange is open for regular trading. Accumulation unit and annuity unit values for each valuation period are determined at the end of that valuation period.

VAN (Variable Account N) — A separate account of National Security consisting of assets segregated from National Security’s general assets for the purpose of funding annuity contracts whose values vary with the investment results of the separate account’s underlying Funds.

Withdraw — To receive part of the contract’s value without entirely redeeming or surrendering the contract.

You — You means the owner of the contract or the owner’s estate if the owner is deceased.

Form 8563-NSLAC

Fee Table

The following tables describe the fees and expenses you will pay when buying, owning and surrendering the contract. The first table describes the fees and expenses you will pay when you buy the contract, surrender the contract, or transfer cash value between investment options (Funds). State premium taxes may also be deducted if applicable.

Contract Owner Transaction Expenses	Years	Charge
Surrender charge (a percentage of your total purchase payments minus all previous withdrawals)(1)	1st 2nd	9% 8%
	3rd	7%
	4th	6%
	5th	5%
	6th	4%
	7th	3%
	8th	2%
	9th	1%
	10th and later	0%

Transfer Fee (currently no charge for the first 12 transfers each contract year)		$10
Premium Tax (charged upon annuitization, surrender, or when assessed)	0.0% to 5.0% depending on state law

The next table describes the fees and expenses you will pay periodically while you own the contract, not including Fund fees and expenses.

Annual Contract Fee (no fee if your Contract Value equals or exceeds $50,000)	$30

Separate Account Annual Expenses (as a percentage of average variable account value)

Mortality and Expense Risk Charge	1.50%
Account Expense Charge	0.25%

Total Separate Account Annual Expenses (without optional added benefits)	1.75%

Optional Rider Expenses (Some of the optional riders are mutually exclusive. See the individual discussion of each rider later in the prospectus for details on the riders and the amounts upon which charges are based. Please see footnote below.)

Annual Stepped-Up Death Benefit	0.25% of the optional death benefit amount
GMIB Plus with Annual Reset (currently 0.95%)	1.50% of the guaranteed income base (maximum charge)

GPP	0.55% of average annual guaranteed principal amount

Summary of Maximum Contract Expenses (expenses you would pay if you elected all optional benefits available under the contract and the most expensive of mutually exclusive optional benefits)

Mortality and Expense Risk Charge	1.50%
Account Expense Charge	0.25%

Subtotal	1.75
Annual Stepped-UP Death Benefit	0.25%
GMIB Plus with Annual Reset	1.50%
GPP	0.55%

Maximum Possible Total Separate Account Expenses:	4.05%	(2)

(1)	The percentage varies with the number of years from purchase payments to which values relate. See the “Surrender Charge” provision for additional information. The surrender charge may also be called a Contingent Deferred Sales Charge.

(2)	Assumes average account value, Contract Value and all bases upon which rider charges are based are equal. If such amounts are not equal, then total charges may be higher or lower.

Form 8563-NSLAC

The next item shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time you own the contract. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.

	Minimum	Maximum
	without	without
	waivers	waivers

Total Annual Fund Operating Expenses(1) as of December 31, 2009 (expenses deducted from Fund assets, including management fees, distribution (12b-1) fees and other Fund operating expenses)	0.36%	6.87%

(1)	Some of the Funds available are structured as “fund of funds.” A fund of funds is a mutual fund that invests primarily in a portfolio of other mutual funds. The expenses shown above include the total fees and expenses of the fund of funds, including the acquired fund fees and expenses of such fund of funds.

Example

These Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and Fund fees and expenses for the most expensive available Fund. The Examples do not reflect the deduction of premium taxes, typically charged upon annuitization. If the premium taxes were reflected, the charges would be higher.

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the maximum fees and expenses of the most expensive available Fund assuming no waivers. The Example assumes you have selected all the available optional benefits and the costs for those benefits based on their mutual exclusivity and maximum cost are based on Contract Value or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years

$1,945	$4,064	$6,235	$12,022

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years

$1,130	$3,421	$5,770	$12,022

The following Example assumes you invest $10,000 in the contract for the periods indicated. The Example also assumes your investment has a 5% return each year and assumes the minimum fees and expenses of the available Funds assuming no waivers. The Example assumes you have selected all the available optional benefits based on their mutual exclusivity and maximum cost and the costs for those benefits are based on Contract Value or the rider base amounts specified above for a contract experiencing the assumed annual investment return of 5%. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years

$1,289	$2,166	$3,188	$6,489

Form 8563-NSLAC

(2) If you annuitize at the end of the applicable period, or if you do not surrender your contract:

1 year	3 years	5 years	10 years

$479	$1,536	$2,738	$6,489

Financial Statements

The complete financial statements of VAN and National Security are included in the Statement of Additional Information.

Accumulation Unit Values

Since this series of variable annuity contract began on [DATE], there are no accumulation unit values for the year ended December 31, 2009.

National Security

National Security is licensed to issue life insurance and annuities in 18 states and the District of Columbia. We were incorporated under the laws of the State of New York in 1973 as The Urbaine Life Reinsurance Company. In 1993, we were purchased by Security Life of Denver Insurance Company and our name was changed to First ING Life Insurance Company of New York. Our name was changed to National Security Life and Annuity Company on January 4, 2002, when we were purchased by SMON Holdings, Inc., a Delaware corporation which was owned jointly by Security Mutual Life Insurance Company of New York (“Security Mutual”) and The Ohio National Life Insurance Company (“Ohio National Life”). In March 2007, Ohio National Life and Security Mutual became direct owners of our stock after SMON Holdings, Inc. was dissolved, and Ohio National Life purchased additional shares of our stock from Security Mutual, increasing its ownership to over 80% of our outstanding stock. Security Mutual is a New York domiciled mutual life insurance company. Ohio National Life is an Ohio domiciled life insurance company. Our home office is at 100 Court Street, Binghamton, New York 13902. Our administrative office is at One Financial Way, Montgomery, Ohio 45242.

National Security and/or its affiliates may pay retail broker-dealers additional compensation or reimbursement for their efforts in selling our variable contracts. Reimbursements and additional compensation are paid for the purpose of, among other things, training the broker-dealers’ registered representatives regarding the procedures for submitting business to us, internally marketing our products to their registered representatives, educating registered representatives about the benefits and options available under the variable contracts and about the benefits of variable contracts generally. These additional amounts are paid from our profits, not deducted from the contract owners’ purchase payments.

Additionally, we may compensate some broker-dealers more than others for the sale of our products. This differential compensation may be based on several factors including, but not limited to, the size of the selling broker-dealer, the amount of previous business generated by the broker-dealer and the length of time National Security has contracted with the broker-dealer for the distribution of our contracts. As with reimbursements, these payments are not deducted from contract owners’ purchase payments.

From time to time, National Security and/or its affiliates may also provide non-cash or cash compensation to certain financial institutions or their registered representatives in the form of occasional gifts, meals, tickets to events, educational conference support, special recognition support or other forms of non-cash and cash compensation as may be permitted by certain regulations applicable to broker-dealers.

We may credit additional amounts under our contracts for contracts sold to registered representatives (and their immediate families) of broker-dealers that have (i) a selling agreement with us and our principal underwriter to sell

Form 8563-NSLAC

the contracts and (ii) approved the payment of the additional amount to their registered representatives. There will be no commissions paid on the sale of these contracts.

Variable Account N

We established VAN on January 4, 2002 as a separate account for funding variable annuity contracts. Purchase payments for the variable annuity contracts are allocated to one or more subaccounts of VAN. Your allocation of Contract Value may be to no more than 18 of the available subaccounts. We reserve the right to limit your allocation of Contract Value to no more than 10 of the available subaccounts. You assume all of the investment risk for contract value allocated to the subaccounts. You may be subject to restrictions on allocations if you purchase certain optional riders. Please see “Investment Restrictions for Certain Optional Riders” and “Optional Asset Allocation Models” for more information.

Income, gains and losses, whether or not realized, from assets allocated to VAN are credited to or charged against VAN without regard to our other income, gains or losses. The assets maintained in VAN will not be charged with any liabilities arising out of any of our other business. Nevertheless, all obligations arising under the contracts, including the commitment to make annuity payments, are our general corporate obligations. Accordingly, all our assets are available to meet our obligations under the contracts. Unlike assets in VAN or other separate accounts we have established, all of our other assets may be charged with any liabilities arising out of any of our other business.

Any guarantees under the contract that exceed the value of your interest in the VAN (the “separate account”), such as those associated with the guaranteed benefit rider options or the death benefit rider options, are paid from our general account (not the VAN). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAN are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.

We reserve the right, within the law, to make additions, deletions and substitutions for the subaccounts and the portfolios available in the VAN. We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of one or more of the portfolios should become inappropriate for purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the existing portfolio and not all portfolios may be available to all classes of contracts. Currently, we have no intention of substituting or deleting the portfolios; however, we reserve our right to do so in the future. No substitution or deletion will be made to the contract without prior notice to you and before any necessary orders of the SEC in accordance with the 1940 Act, and your prior approval if required by law.

We also reserve the right to establish additional subaccounts, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary order of the SEC. Not all subaccounts may be available to all classes of contracts.

If permitted by law, we may create new separate accounts; deregister the VAN under the 1940 Act in the event such registration is no longer required; manage the VAN under the direction of committee; or combine the VAN with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the VAN to another separate account.

VAN is registered as a unit investment trust under the Investment Company Act of 1940. The assets of the subaccounts of VAN are invested at net asset value in Fund shares. Values of other contracts not offered through this prospectus are also allocated to VAN, including some subaccounts that are not available for these contracts.

Form 8563-NSLAC

Investment Options

You may allocate your Contract Value to subaccounts or an optional Asset Allocation Model as described below. If you purchase certain optional riders, you may be subject to restrictions on allocations. Please see “Optional Asset Allocation Models” and “Investment Restrictions for Certain Optional Riders” below.

The Funds

The Funds are mutual funds registered under the Investment Company Act 1940. Fund shares are sold only to insurance company separate accounts to fund variable annuity contracts and variable life insurance policies and, in some cases, to qualified plans. The value of each Fund’s investments fluctuates daily and is subject to the risk that Fund management may not anticipate or make changes necessary in the investments to meet changes in economic conditions.

The Funds receive investment advice from their investment advisers. The Funds pay each of the investment advisers a fee as shown in the prospectus for each Fund. In some cases, the investment adviser pays part of its fee to a subadviser.

Affiliates of certain Funds may compensate us based upon a percentage of the Fund’s average daily net assets that are allocated to VAN. These percentages vary by Fund. This is intended to compensate us for administrative and other services we provide to the Funds and their affiliates.

Certain Funds may pay our distributor “12b-1 fees.” These fees are deducted from the assets of the Funds and are paid pursuant to a distribution (and/or shareholder servicing) plan adopted by the Funds under Rule 12b-1 of the 1940 Act. Please see the Funds’ prospectuses for more information about these fees. These payments decrease the Funds’ investment return.

Some of the Funds are structured as a “Fund of Funds.” A Fund of Funds is a mutual fund that invests primarily in a portfolio of other mutual funds. Because a Fund of Funds invests in other mutual funds rather than individual securities, the Fund of Funds bears a proportionate share of expenses charged by the underlying funds in which it invests. Therefore, a Fund of Funds may have higher expenses than direct investments in the underlying Funds. You should read the Fund prospectuses carefully for more information.

For additional information concerning the Funds, including their fees, expenses and investment objectives, see the Fund prospectuses. Read them carefully before investing. They may contain information about other funds that are not available as investment options for these contracts. You cannot be sure that any Fund will achieve its stated objectives and policies. For a free copy of the Fund prospectuses, call 1-877-446-6020.

Periodically some of the Funds may be closed to future allocation of purchase payments. This may be at the request of the Fund or based on a decision made by us. Advance written notice will be given to contract owners prior to any such closure.

The investment policies, objectives and/or names of some of the Funds may be similar to those of other investment companies managed by the same investment adviser or subadviser. However, similar funds often do not have comparable investment performance. The investment results of the Funds may be higher or lower than those of the other funds.

We reserve the right, within the law, to make additions, deletions and substitutions for the subaccounts and the portfolios available in the VAN. We may substitute shares of other portfolios for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of one or more of the portfolios should become inappropriate for purposes of the contract, in the judgment of our management. The new portfolio may have higher fees and charges than the existing portfolio and not all portfolios may be available to all classes of contracts. Currently, we have no intention of substituting or deleting the portfolios; however, we reserve our right to do so in the future. No substitution or deletion will be made to the contract without prior notice to you and

Form 8563-NSLAC

before any necessary orders of the SEC in accordance with the 1940 Act, and your prior approval if required by law.

We also reserve the right to establish additional subaccounts, each of which would invest in shares of an investment company, with a specified investment objective. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or investment conditions warrant. We will not eliminate a subaccount without prior notice to you and before any necessary order of the SEC. Not all subaccounts may be available to all classes of contracts.

If permitted by law, we may create new separate accounts; deregister the VAN under the 1940 Act in the event such registration is no longer required; manage the VAN under the direction of committee; or combine the VAN with one of our other separate accounts. Further, to the extent permitted by applicable law, we may transfer the assets of the VAN to another separate account.

Optional Asset Allocation Models

You may choose an optional Asset Allocation Model for your contract’s separate account values. If you choose this option, it must be used for all your separate account values. There is no charge for using an optional Asset Allocation Model. You may choose a model, discontinue using a model or change from one model to another at any time by notifying us. You may not use more than one model at a time. The GPP rider requires all variable account values be in the Asset Allocation Models from the issuance of the rider until the rider ends according to its terms or annuity payments begin. The GMIB Plus with Annual Reset rider requires all your separate account values to be in Asset Allocation Models 2, 3 or 4 or be invested in accordance with the alternative investment restrictions from the issuance of the rider until the rider ends according to its terms or annuity payments begin.

Asset allocation is the distribution of invested assets among several different kinds of investments (such as large cap domestic value stocks, small cap domestic growth stocks, foreign stocks, long term investment-grade bonds, intermediate term bonds, high income bonds, money market instruments, real estate securities and so on). Historically, diversification among several different kinds of asset classes has been shown to help reduce volatility over long periods of time. However, there can be no assurance that asset allocation will reduce volatility or enhance performance.

If you choose the Asset Allocation Models, upon your execution and return of the investment advisory agreement, Ohio National Investments, Inc. (“ONII”) will serve as your investment adviser for the limited purpose of developing and updating the Asset Allocation Models. The Asset Allocation Models do not become dynamic until the investment advisory agreement is executed and returned to ONII. Currently, you are required to sign an investment advisory agreement with ONII in order to be in an Asset Allocation Model. Periodically, typically annually, ONII will assess the make up of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model.

If ONII determines that changes to the models are appropriate, we will notify you at least 30 days before making the change. If we do not hear from you otherwise, we will automatically reallocate the assets contained in the existing model to the new model, based on the limited discretionary authority you will have granted to ONII to do so. If you do not want your Contract Value reallocated in your existing model, you may move to a different model. If you do not want to move to a different model and you do not wish to have your Contract Value reallocated in the existing model, we will deem the advisory agreement between ONII and you terminated and no further automatic rebalancing or reallocation will take place in your contract. If you have a rider that requires participation in the Asset Allocation Models, the effect of the termination of the advisory agreement will be to terminate your rider as well except for the GMIB Plus with Annual Reset rider which can also remain in force if you adhere to the alternative investment restrictions.

Form 8563-NSLAC

More information about ONII’s role as your limited purpose investment adviser is contained in Part II of ONII’s Form ADV, which you can request at any time. It is possible that ONII may include underlying funds in the Asset Allocation Models for which it also acts as the investment adviser. As a result, inclusion of such underlying funds will result in ONII receiving fund management fees from these funds and portfolios.

We have retained a third-party consultant to assist in the development of Asset Allocation Models, each comprising a combination of the contract’s available Funds. Ohio National, in consultation with ONII selects the underlying Funds to be offered through this annuity contract. The consultant then performs a quantitative analysis to determine which combination of Funds offers the best opportunity to achieve the expected investment return given the acceptable level of investment risk. ONII approves the final recommendations made by the consultant. A copy of the ONII’s Form ADV may be obtained free of charge by calling 1-800-366-6654. However, we reserve the right to change the third party consultant we use to develop the Asset Allocation Models or to develop the Asset Allocation Models without the use of a third party consultant. The consultant selects the Funds for each of the models in accordance with risk/return profiles they have developed. Currently the following Models are available:

•	Model 1: Conservative (investment objective — preservation of capital)

•	Model 2: Moderately Conservative (investment objective — moderate growth)

•	Model 3: Balanced (investment objective — steady growth in asset values)

•	Model 4: Moderate Growth (investment objective — moderately high growth in asset values)

•	Model 5: Growth (investment objective — high growth in asset values)

Please contact us at 1-888-925-6446 or your registered representative for more detailed information on the Models.

At the end of each quarter, variable account values allocated within each model will be rebalanced to maintain the mix of investments in the proportions established for each model. You will then receive a confirmation of the transfers made among the Funds within your contract. The transfer charge does not apply to these quarterly rebalancing transactions.

The transfer charge will apply if, by changing from one model to another, you exceed the 12 free transfers allowed per year. When you change models, it counts as one transfer.

Your registered representative or financial adviser can help you determine the model that best fits your risk tolerance, investment horizon and objectives. The separate account portion of any purchase payments you make after selecting an Asset Allocation Model will be allocated among the Funds as specified by the model you choose.

If your contract includes the optional Guaranteed Principal Protection (“GPP”) rider, your separate account values must be in one of the models. The GPP rider will be cancelled if you are no longer using any Asset Allocation Model. If the GPP is so terminated, a full annual rider charge will be assessed without being prorated to the date of termination.

We may limit the availability an Asset Allocation Model under one of the riders with investment restrictions or that requires participation in an Asset Allocation Model. If we limit the availability of an Asset Allocation Model, unless you make additional purchase payments, your Contract Value will continue to be allocated in the unavailable Asset Allocation Model.

If we limit the availability of an Asset Allocation Model and you make additional purchase payments, you will not be permitted to allocate them to the unavailable Asset Allocation Model. Because you may only be in one Asset Allocation Model at a time, you will have to transfer your Contract Value to an available Asset Allocation Model.

We will always provide at least one Asset Allocation Model for any rider that requires participation in an Asset Allocation Model.

Form 8563-NSLAC

Currently, if you own the GMIB Plus with Annual Reset rider, you can only be in Asset Allocation Model 2, 3, or 4 or comply with alternative investment restrictions. If an Asset Allocation Model becomes unavailable for the allocation of purchase payments under the GMIB Plus with Annual Reset rider and you wish to make additional purchase payments, you will have to transfer your Contract Value to an available Asset Allocation Model or comply with the alternative investment restrictions under those riders.

In the following scenarios, you do not have to take affirmative action to retain your rider:

•	We limit the availability of an Asset Allocation Model under a rider, and you do not make any additional purchase payments.

•	ONII revises the make up of an existing Asset Allocation Model following the procedures described in this section, and you do no opt out.

In the following scenarios, you must take affirmative action or your rider will be cancelled:

•	We limit the availability of an Asset Allocation Model under a rider, and you do make additional purchase payments. If you do not transfer your Contract Value to an available Asset Allocation Model or comply with alternative investment restrictions, if applicable, your rider will be cancelled. However, if you make additional purchase payments and transfer your Contract Value to an available Asset Allocation Model at the same time, your rider will not be cancelled.

•	ONII revises the make up of an existing Asset Allocation Model following the procedures described in this section, you opt out by the deadline and do not move to another Asset Allocation Model. If you do not transfer your Contract Value to another Asset Allocation Model or comply with alternative investment restrictions, if applicable, your rider will be cancelled. If we provide only one Asset Allocation Model for any rider that requires participation in an Asset Allocation Model, if you opt out of the revised Asset Allocation Model and do not comply with alternative investment restrictions, if applicable, your rider will be cancelled.

Investment Restrictions for Certain Optional Riders

If you select the GMIB Plus with Annual Reset rider, your purchase payments and Contract Value must be allocated in compliance with either (a) or (b):

(a)	100% must be allocated to one of Asset Allocation Models 2, 3 or 4. See “Optional Asset Allocation Models” for more details. Please contact us at 1-888-925-6446 or your registered representative for more detailed information on the Models.

or

(b) (i)	at least 30% must, but no more than 60% may, be allocated to investment options included in Category 1;

(ii)	no more than 70% may be allocated to investment options included in Category 2;

(iii)	no more than 25% may be allocated to investment options included in Category 3; and

(iii)	no more than 15% may be allocated to investment options included in Category 4.

Form 8563-NSLAC

The investment options available in each Category are:

Investment Options

Category 1	Ohio National Fund, Inc. Money Market Portfolio Bond Portfolio PIMCO Variable Insurance Trust Real Return Portfolio Total Return Portfolio	The Universal Institutional Funds, Inc. Morgan Stanley UIF Core Plus Fixed Income Portfolio

Category 2
Ohio National Fund, Inc.
Equity Portfolio
Omni Portfolio
S&P 500® Index Portfolio
Strategic Value Portfolio
Nasdaq-100® Index Portfolio
Bristol Portfolio
Bristol Growth Portfolio
Balanced Portfolio
Income Opportunity Portfolio
U.S. Equity Portfolio
Target VIP Portfolio
Target Equity/Income Portfolio

Dreyfus Variable Investment Fund
Appreciation Portfolio

Fidelity® Variable Insurance Products
VIP Contrafund® Portfolio
VIP Growth Portfolio
VIP Equity-Income Portfolio

Franklin Templeton Variable Insurance Products Trust
Franklin Income Securities Fund
Franklin Flex Cap Growth Securities Fund
Franklin Templeton VIP Founding Funds Allocation Fund
Templeton Foreign Securities Fund

Goldman Sachs Variable Insurance Trust
Goldman Sachs Large Cap Value Fund
Goldman Sachs Structured U.S. Equity Fund
Goldman Sachs Strategic Growth Fund

Ivy Funds Variable Insurance Portfolios, Inc.
Ivy Funds VIP Asset Strategy

Janus Aspen Series
Janus Portfolio
Balanced Portfolio

Lazard Retirement Series
Lazard Retirement U.S. Strategic Equity Portfolio

Legg Mason Partners Variable Equity Trust
Legg Mason Variable Fundamental All Cap Value Portfolio
Legg Mason Variable Equity Income Builder Portfolio
Legg Mason Variable Large Cap Value Portfolio

MFS® Variable Insurance Trust
MFS® Investors Growth Stock Series
MFS® Total Return Series

PIMCO Variable Insurance Trust
Global Bond Portfolio (Unhedged)

The Prudential Series Fund, Inc.
Jennison Portfolio
Jennison 20/20 Focus Portfolio

The Universal Institutional Funds, Inc.
Morgan Stanley UIF Capital Growth Portfolio

Form 8563-NSLAC

Category 3
Ohio National Fund, Inc.
International Portfolio
Aggressive Growth Portfolio
High Income Bond Portfolio
Capital Appreciation Portfolio
Mid Cap Opportunity Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Van Kampen V.I. International Growth Equity Fund

Federated Insurance Series
Federated Kaufmann Fund II

Fidelity® Variable Insurance Products
VIP Mid Cap Portfolio

Janus Aspen Series
Overseas Portfolio
Worldwide Portfolio

J.P. Morgan Insurance Trust
JPMorgan Insurance Trust Mid Cap Value Portfolio

Lazard Retirement Series
Lazard Retirement International Equity Portfolio

MFS® Variable Insurance Trust
MFS® Mid Cap Growth Stock Series

Neuberger Berman Advisers Management Trust
AMT Regency Portfolio

Category 4
Ohio National Fund, Inc.
International Small-Mid Company Portfolio
Millennium Portfolio
Capital Growth Portfolio
Small Cap Growth Portfolio
Bryton Growth Portfolio

ALPS Variable Insurance Trust
AVS Listed Private Equity Portfolio

Fidelity® Variable Insurance Products
VIP Real Estate Portfolio

Ivy Funds Variable Insurance Portfolios
Ivy Funds VIP Global Natural Resources
Ivy Funds VIP Science and Technology

J.P. Morgan Insurance Trust
JPMorgan Insurance Trust Small Cap Core Portfolio

Lazard Retirement Series
Lazard Retirement U.S. Small-Mid Cap Equity Portfolio
Lazard Retirement Emerging Markets Equity
Portfolio

MFS® Variable Insurance Trust
MFS® New Discovery Series

PIMCO Variable Insurance Trust
CommodityRealReturntm Strategy Portfolio

Royce Capital Fund
Royce Micro-Cap Portfolio
Royce Small-Cap Portfolio

The Universal Institutional Funds, Inc.
Morgan Stanley UIF U.S. Real Estate Portfolio

You may allocate purchase payments to the enhanced dollar-cost averaging (“Enhanced DCA”) account and transfer amounts out of the account in accordance with the restrictions described above. You may not establish a DCA program with scheduled transfers from a Fund and comply with these restrictions. See “Scheduled Transfers (Dollar Cost Averaging)” for more details about dollar cost averaging and the Enhanced DCA account.

Transfers.  Any transfer request or change in allocation or rebalance instructions must comply with the applicable investment restrictions. Any transfer request from one Category to another must result in an allocation that continues to meet the investment restrictions. If you make a transfer within a Category, you will still be deemed to have met the investment restrictions, even if your Contract Value has increased beyond the percentage limit. Please note that a transfer request will not update your purchase payment allocation or rebalance instructions. You must provide us separate instructions to change your purchase payment allocation or rebalance instructions.

Classifications.  We have classified investment options into the above Categories based on the fund’s characteristics and our determination of their risk. If a new investment choice is added to your contract, we will determine which of the above Categories, if any, it will be placed in. We may reassess our determination of risk based on characteristics such as investment objectives, strategy or holdings and may change the classification of any investment option in the individual Categories with advance written notice to you. We may limit the availability of

Form 8563-NSLAC

any Asset Allocation Model or any investment option under the riders. We may apply any changes to future purchase payments and transfer requests. Any such changes to transfer requests will not apply to transfers out of the Enhanced DCA account. If an existing investment option becomes unavailable for the allocation of future purchase payments and you wish to make additional purchase payments, you will need to provide us updated allocation instructions that comply with (a) or (b) described above in this section. If you do not make any additional purchase payments or transfer requests after a change in classification, the new investment restrictions will not apply to you. If you fail to provide us with new instructions as described and your allocation of purchase payments or Contract Value violates the investment restrictions, your rider will be terminated.

Please note that you may only be in one Asset Allocation Model at a time. Therefore, if an Asset Allocation Model to which your Contract Value is allocated becomes unavailable for the allocation of future purchase payments under your rider and you wish to make additional purchase payments, you will have to transfer your Contract Value to an Asset Allocation Model that is available under your rider.

Rebalancing.  If you choose to allocate your purchase payments to an available Asset Allocation Model according to option (a) described above in this section, at the end of each calendar quarter we will rebalance separate account values allocated within each Asset Allocation Model to maintain the mix of investments in the proportions established for each Asset Allocation Model. If you choose to allocate your purchase payments according to option (b) described above in this section, you must provide us with rebalance allocation instructions that comply with option (b). On each three-month anniversary of the date the applicable rider was added, we will rebalance your Contract Value in accordance with your rebalance instructions.

Termination.  You will not violate the investment restrictions simply because your Contract Value in the Categories increases or decreases above or below the specified limits. You will violate the investment restrictions if you allocate purchase payments or Contract Value in a manner not specified above. If you have purchased a GMIB Plus with Annual Reset rider, your rider will be cancelled if you violate the restrictions. Please see Optional Guaranteed Minimum Income Benefit (GMIB) Plus with Annual Reset Rider” for details.

Mixed and Shared Funding

In addition to being offered to VAN, Fund shares are offered to Variable Account L, our separate account for variable life insurance contracts and to other insurance company separate accounts and qualified plans. It is conceivable that in the future it may become disadvantageous for one or more of variable life and variable annuity separate accounts, or separate accounts of other life insurance companies, and qualified plans to invest in Fund shares. Although neither we nor any of the Funds currently foresee any such disadvantage, the Board of Directors or Trustees of each Fund will monitor events to identify any material conflict among different types of owners and to determine if any action should be taken. That could possibly include the withdrawal of VAN’s participation in a Fund. Material conflicts could result from such things as:

•	changes in state insurance law;

•	changes in federal income tax law;

•	changes in the investment management of any Fund; or

•	differences in voting instructions given by different types of owners.

Voting Rights

We will vote Fund shares held in VAN at Fund shareholders meetings in accordance with voting instructions received from contract owners. We will determine the number of Fund shares for which you are entitled to give instructions as described below. This determination will be within 90 days before the shareholders meeting. Proxy material and forms for giving voting instructions will be distributed to each owner. There is no minimum number of contract owners required to reach a quorum. We will vote Fund shares held in VAN, for which no timely

Form 8563-NSLAC

instructions are received, in proportion to the instructions that we do receive. As a result, a small number of contract owners may determine the outcome of a vote submitted to the Fund by VAN.

Until annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing your Contract Value in each Fund by the net asset value of a share of that Fund as of the same date. After annuity payments begin, the number of Fund shares for which you may instruct us is determined by dividing the actuarial liability for your variable annuity by the net asset value of a Fund share as of the same date. Generally, the number of shares tends to decrease as annuity payments progress.

Changes in Your Contract

Changes in Applicable Law

We reserve the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to, changes in the Internal Revenue Code, Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by the President, a Vice President or the Secretary of National Security. We will provide notice of any contract change and amend this prospectus as applicable.

Risk of Increase in Current Fees and Expenses

Some riders’ fees may be currently charged at less than their maximum amounts. We may increase these expenses up to the maximum amounts. We will provide prior notice of when we will increase fees and amend the prospectus as applicable.

Risk of Contract Termination

Your contract will terminate if your Contract Value is reduced to zero. Your Contract Value can become zero due to the assessment of the Annual Contract Fee after you have taken partial withdrawals and/or due to poor market performance. If your Contract Value is reduced to zero, your contract will terminate unless you have purchased a rider that provides for continuation of benefits and you are in compliance with the rider’s terms for continuation. Please see the “No Lapse” provision in the “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider” section later in this prospectus for more information.

Distribution of Variable Annuity Contracts

The variable annuity contracts are sold by our insurance agents who are also registered representatives of broker-dealers that have entered into distribution agreements with Ohio National Equities, Inc. (“ONEQ”). ONEQ is under common control with us because The Ohio National Life Insurance Company (a) is the sole owner of ONEQ and (b), as of March 30, 2007, owns over 80% of our outstanding stock. ONEQ is the principal underwriter of the contracts. ONEQ and the broker-dealers are registered under the Securities Exchange Act of 1934 and are members of the Financial Industry Regulatory Authority. We pay ONEQ up to 5.05% of each purchase payment and ONEQ then pays part of that to the broker-dealers. The amounts may vary by broker-dealer. The broker-dealers pay their registered representatives from their own funds. Purchase payments on which nothing is paid to registered representatives may not be included in amounts on which we pay the sales compensation to ONEQ. If our surrender charge is not sufficient to recover the fee paid to ONEQ, any deficiency will be made up from our general assets. These include, among other things, any profit from the mortality and expense risk charges. ONEQ’s address is One Financial Way, Montgomery, Ohio 45242.

Form 8563-NSLAC

Deductions and Expenses

Surrender Charge

Surrenders and Partial Withdrawals.

We may assess a surrender charge if you surrender the contract or withdraw part of its value. The purpose of this charge is to defray expenses relating to the sale of the contract, including compensation to broker-dealers or other benefits provided under the contract, cost of sales literature and prospectuses, and other expenses related to sales activity. If other fees or charges are being assessed in addition to the surrender charge, we will calculate the surrender charge first. The surrender charge is a percentage of your total purchase payments minus all previous withdrawals. This percentage varies with the number of years from the date the purchase payments were made (starting with the first purchase payment) as follows:

Years	Payment

1st	9%
2nd	8%
3rd	7%
4th	6%
5th	5%
6th	4%
7th	3%
8th	2%
9th	1%
10th and later	0%

During each contract year, you may withdraw not more than 10% of the Contract Value (as of the day of the first withdrawal made during that contract year) without a surrender charge. You may take this 10% annual free withdrawal in up to 12 installments.

Annuitization.

We do not assess a surrender charge if you annuitize your contract. See “Annuity Period — Annuity Options” later in this prospectus.

Death Benefit.

We do not assess a surrender charge upon any Proceeds paid to a beneficiary upon the death of the annuitant. See “Death Benefit — How will the Proceeds be paid to the beneficiary?” later in this prospectus.

Annual Contract Fee

Each year on the contract anniversary (or when you surrender the contract), we will deduct an annual contract fee of $30 from the Contract Value. This helps to repay us for maintaining the contract for contracts under $50,000. This helps to cover expenses for accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc. The account expense charge is not sufficient to cover these expenses for contracts under $50,000. There is no contract fee for contracts having a value of at least $50,000 at the contract anniversary. There is no charge after annuity payments begin. We guarantee not to increase the annual contract fee.

Deduction for Account Expense Fee

At the end of each valuation period before annuity payments begin we deduct an amount equal to 0.25% on an annual basis of the separate account value. This deduction reimburses us for amounts not covered by the annual

Form 8563-NSLAC

contract fee. Examples of these are accounting, auditing, legal, contract owner services, reports to regulatory authorities and contract owners, contract issue, etc.

Deduction for Mortality and Expense Risk Fee

We guarantee that, until annuity payments begin, the Contract’s Value will not be affected by any excess of sales and administrative expenses over the deductions for them. We also guarantee to pay a death benefit if the annuitant dies before annuity payments begin. After annuity payments begin and except in the instance of the annuitant’s death, we guarantee that variable annuity payments will not be affected by adverse mortality experience or expenses.

For assuming these risks, when we determine the accumulation unit values and the annuity unit values for each subaccount, we make a deduction from the applicable investment results equal to 1.50% of your Contract Value on an annual basis. We may decrease that deduction at any time and we may increase it not more often than annually to not more than 1.50% on an annual basis. We may discontinue this limitation on our right to increase the deduction, but only as to contracts purchased after notice of the discontinuance. The risk charge is an indivisible whole of the amount currently being deducted. However, we believe that a reasonable allocation would be 0.80% for mortality risk, and 0.70% for expense risk. We hope to realize a profit from this charge. However there will be a loss if the deduction fails to cover the actual risks involved.

Charges for Optional Benefits

There is an additional annual charge if you choose an optional benefit. See the individual discussion of each rider later in this prospectus for details on the riders and the amounts upon which the charges are based. The additional charge is made on each contract anniversary. We may discontinue any of the optional benefits on new contracts at any time.

If you choose the annual stepped-up death benefit, as described under “Death Benefit,” the annual charge is the following percentage of the optional death benefit amount:

Annual Stepped-Up Death Benefit	0.25%

If you choose the GMIB Plus with Annual Reset rider the annual charge is the following percentage of your guaranteed income base as described under “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider”:

GMIB Plus with Annual Reset	1.50%
(currently 0.95%)	(maximum charge)

If you choose the GPP, the annual charge is the following percentage of your average annual guaranteed principal amount as described under “Optional Guaranteed Principal Protection (“GPP”)”:

Percent of average annual guaranteed principal amount	0.55%

Transfer Fee

We may charge a transfer fee of $10 for each transfer of values from one or more subaccounts to other subaccounts. Only one charge is assessed for transfers out of any one subaccount, even if the transfer is to multiple subaccounts. The fee is charged pro rata against the subaccounts from which the transfer is made. We currently do not charge for your first 12 transfers each contract year. Other restrictions may apply to transfers. See “Transfers among Subaccounts” below.

Form 8563-NSLAC

Deduction for State Premium Tax

Depending on your state, a premium tax or some similar charge may be levied based on the amount of your annuity purchase payments. We will deduct from your Contract Value the amount of any applicable premium taxes or similar assessment charged by any state or other governmental entity. While the rates are subject to change, the range for the premium tax is currently between 0.0% and 5.0%. If a charge is assessed, we will deduct that amount from your Contract Value at the time the contract is surrendered, at the time you annuitize, or at such earlier time that we may become subject to the premium tax. We may also deduct the premium tax from any death benefit proceeds.

Fund Expenses

There are deductions from, and expenses paid out of, the assets of the Funds. These are described in the Fund prospectuses. Deductions for fund expense continue after annuity payments begin for the amounts which are allocated to a Fund.

Description of Variable Annuity Contracts

Free Look

You may revoke the contract at any time until the end of 10 days after you receive it (or such longer period as may be required by your state law) and get a refund of the Contract Value (minus any extra units credited) as of the date of cancellation. Our recapture of the extra units credited to your contract may result in your receiving less than the original amount invested if market performance has been negative at the time the free look request is processed. Certain other rules may apply if this contract is issued as an IRA (such as the amount you are entitled to receive and the period of time in which you have to submit a request for a free look). For IRAs, you may get a refund of the greater of your purchase payments or the current Contract Value. For more details regarding the rules for IRA contracts, see the IRA Disclosure Statement in the back of this prospectus. In order for your request to cancel to be effective and the Contract Value calculated, the request must be received by us at our Administrative Office (the address listed on the first page of the prospectus) on or before the last day of the free-look period before the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time). Requests received after the close of the New York Stock Exchange, or received on any day when the New York Stock Exchange is not open will be processed as of the end of the next business day when the New York Stock Exchange is open. We deem you to receive the contract and the free look period to begin five days after we mail your contract to you.

Accumulation Period

Purchase Payments

The minimum initial purchase payment is $5,000 ($2,000 for IRAs). You may make additional payments of at least $500 at any time ($300 for payroll deduction plans).

We currently limit your total purchase payments for any one life to $1,000,000. We may limit your total purchase payments to the lesser of the following:

(a)	for any one contract, the lesser of 150% of your initial purchase payment or $1,000,000; and

(b)	for all our variable annuities sold to you, or covering the life of the annuitant, $1,000,000.

We will provide you prior written notice before we enforce the limits in (a) or (b) above.

If the check for your payment is dishonored, you will be liable to us for any changes in the market value between the date we receive your check and the date we are notified that the payment was dishonored. We will deduct any amount due for this reason from your Contract Value.

Form 8563-NSLAC

Extra Credit

We credit (from our general account) an extra amount to your contract each time you make a purchase payment. You will receive a 4% credit on the first $250,000 of purchase payments you make to your contract. Once your purchase payments exceed $250,000 to this contract, you will receive a 5% credit on the amount which exceeds $250,000. However, if your purchase payments for this contract exceed $250,000 during the first contract year, then you will receive a 5% credit for all purchase payments made during the first year. We allocate your extra credits pro rata to the subaccounts of the VAN in the same ratio as the purchase payments. We are able to pay you this extra credit because (a) the contract’s surrender charge is higher than that of other similar contracts that do not provide an extra credit, and (b) the sales representative receives a lower commission for selling this contract than for other similar contracts that do not provide an extra credit. National Security will profit to the extent revenues, if any, from higher surrender charges (paid only by those who surrender or withdraw money from the contract within eight years after their purchase payment) might exceed the amount of extra credits.

Extra credits are not part of the amount you will be paid if you exercise the free look option. We may not credit extra amounts on purchase payments you make within one year of a free withdrawal to the extent those purchase payments are less than the amount you withdrew. Extra credits within one year of death are not included in amounts payable for death benefits, and extra credits within one year of a stepped-up death benefit are not included in the increased death benefit amount. Extra credits within one year of your confinement are not included in amounts we pay under the Nursing Facility Confinement benefit. Extra credits within one year of your confinement remain part of your Contract Value, but they will not be included in amounts we pay under the Nursing Facility Confinement benefit.

While extra credits are normally beneficial, you could be worse off for having received an extra credit if the full amount of that credit is recaptured when there has been negative investment performance:

•	during the period prior to exercise of free look rescission rights; or

•	during the period (of no more than one year) between an extra credit and recapture of that credit upon payment of nursing facility confinement or death benefits if, and to the extent that, the loss on such a recapture exceeded prior extra credits and gains thereon.

Extra Credits that we recover if you

•	exercise your free look option,

•	are paid a death benefit (including a stepped-up death benefit), or

•	are paid a Nursing Facility Confinement benefit

will not exceed the maximum sales load that would apply to a normal surrender on that date.

We do not consider extra credits to be purchase payments or to be “investment in the contract” as described in Federal Tax Status.

Accumulation Units

Until the annuity payout date, the Contract Value is measured by accumulation units. As you make each purchase payment, we credit units to the contract (see Crediting Accumulation Units). The number of units remains constant between purchase payments but their dollar value varies with the investment results of each Fund to which payments are allocated.

Crediting Accumulation Units

Your registered representative will send an order or application, together with the first purchase payment, to our administrative office for acceptance. We may enter into arrangements with certain broker-dealers whereby submission of the completed application and first purchase payment to the broker-dealer will be credited and

Form 8563-NSLAC

deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we first must ensure that the broker-dealer has adequate compliance controls in place to prevent applications received after the cut-off time (usually 4:00 p.m. Eastern time) from being submitted to us for issuance as if received before the cut-off time.

Upon acceptance, we issue a contract and we credit the first purchase payment to the contract in the form of accumulation units. If all information necessary for issuing a contract and processing the purchase payment is complete, we will credit your first purchase payment within two business days after receipt. If we do not receive everything necessary to make the application in good order within five business days, we will return the purchase payment to you immediately unless you specifically consent to having us retain the purchase payment until the necessary information is completed. After that, we will credit the purchase payment within two business days.

Unless otherwise prohibited by law, no contract is effective until the purchase payment is received and the contract is issued during the lifetime of the annuitant. If the annuitant dies before the contract is issued and we are not notified at our administrative office of the annuitant’s death, our sole obligation is to return the Contract Value to you or your estate upon notice and proof of the death of the annuitant.

You must send any additional purchase payments directly to our administrative office. They will then be applied to your contract according to your allocation instructions to provide that number of accumulation units (for each subaccount) determined by dividing the amount of the purchase payment by the unit value next computed after we receive the payment at our administrative office. Please see “Extra Credit” for a description of when and how the extra credit is applied to additional purchase payments. Except as detailed in the paragraph above, payments received after 4 p.m. (Eastern time) on a Valuation Period (earlier those days when the New York Stock Exchange closes early) will be priced at the next calculated unit value.

Allocation of Purchase Payments

You may allocate your Contract Value among up to 18 investment options including the subaccounts of VAN. We reserve the right to limit your allocation of purchase payments to no more than 10 of the available investment options. We will provide you prior written notice before we will limit you to no more than 10 investment options. The amount you allocate to any subaccount must equal a whole percent. You may change your allocation of future purchase payments at any time by sending written notice to our administrative office. Changes in allocation of purchase payments are not deemed effective until received by us at our administrative office. You may be subject to restrictions on allocations if you purchase certain optional riders. Please see “Investment Restrictions for Certain Optional Riders” and “Optional Asset Allocation Models” for more information.

Accumulation Unit Value and Accumulation Value

We set the original accumulation unit value of each subaccount of VAN for these contracts at the beginning of the first valuation period for each such subaccount. We determine the unit value for any later valuation period by multiplying the unit value for the immediately preceding valuation period by the net investment factor (described below) for such later valuation period. We determine Contract Value by multiplying the total number of units (for each subaccount) credited to the contract by the unit value (for such subaccount) for the current valuation period and adding to that any amount in the DCA Account.

Net Investment Factor

The net investment factor measures the investment results of each subaccount. The investment performance and expenses of each Fund, and the deduction of contract charges, affect daily changes in the subaccounts’ accumulation

Form 8563-NSLAC

unit values. The net investment factor for each subaccount for any valuation period is determined by dividing (a) by (b), then subtracting (c) from the result, where:

(a) is:

(1)	the net asset value of the corresponding Fund share at the end of a valuation period, plus

(2)	the per share amount of any dividends or other distributions declared for that Fund if the “ex-dividend” date occurs during the valuation period, plus or minus

(3)	a per share charge or credit for any taxes paid or reserved for the maintenance or operation of that subaccount; (No federal income taxes apply under present law.)

(b)	is the net asset value of the corresponding Fund share at the end of the preceding valuation period; and

(c)	is the deduction for administrative and sales expenses and risk undertakings.

Surrender and Withdrawal

Before annuity payments begin you may surrender (totally withdraw the value of) your contract, or withdraw part of the Contract Value (at least $300). You must make all surrender or withdrawal requests by providing Notice to us. The surrender charge may then apply. That charge is taken from the total amount withdrawn.

Unless you specify otherwise, the withdrawal will be made pro-rata from your values in each subaccount of the Fund. The amount you may withdraw is the Contract Value less any surrender charge and any premium tax charge that may apply. In the case of a surrender, we subtract any contract administration charge. We will pay you within seven days after we receive your request. Surrenders and withdrawals are limited or not permitted in connection with certain retirement plans as discussed in “Qualified Pension or Profit-Sharing Plans”. For possible tax consequences of a surrender or withdrawal, see “Federal Tax Status” below.

If you request a surrender or withdrawal which includes Contract Value derived from purchase payments that have not yet cleared the banking system, we may delay mailing the portion relating to such payments until your check has cleared. We require the return of the contract or the execution of an affidavit indicating the contract has been lost in the case of a surrender.

Your right to surrender or withdraw may be suspended or the date of payment postponed:

(1)	for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or during which the Commission has restricted trading on the Exchange;

(2)	for any period during which an emergency, as determined by the Commission, exists as a result of which disposal of securities held in a Fund is not reasonably practical, or it is not reasonably practical to determine the value of a Fund’s net assets; or

(3)	such other periods as the Commission may order to protect contract owners.

If your Contract Value is reduced to zero, your contract will terminate unless you have purchased a rider that provides for continuation of benefits and you are in compliance with the rider’s terms for continuation. Please see the “No Lapse” provision in the “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider” section later in this prospectus for more information.

No Lapse Benefit Under the GMIB Plus with Annual Reset Rider

The GMIB Plus with Annual Reset Rider has a “no lapse” benefit, permitting annuitization of the contract if the Contract Value is reduced to zero ($0) before the 10 year annuitization waiting period ends. Restrictions apply. See the “No Lapse” provision under the “Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider” section later in this prospectus.

Form 8563-NSLAC

Transfers among Subaccounts (Funds)

You may transfer Contract Value from one or more Funds to one or more other Funds. You may make transfers at any time before annuity payments begin. The amount of any transfer must be at least $300 (or the entire value of the contract’s interest in a Fund, if less).

We may limit the number, frequency, method or amount of transfers. We may limit transfers from any Fund on any one day to 1% of the previous day’s total net assets of that Fund if we or the Fund in our discretion, believe that the Fund might otherwise be damaged. In determining which requests to honor, scheduled transfers (under a DCA program) will be made first, followed by mailed written requests in the order postmarked and, lastly, telephone, facsimile and other electronic requests in the order received. This policy will be applied uniformly without exception. We will notify you if your requested transfer is not made. Current Commission rules preclude us from processing at a later date those requests that were not honored. Accordingly, you would need to submit a new transfer request in order to make a transfer that was not honored because of these limitations.

Certain third parties may offer you investment management services for your contract. We will honor transfer requests from these third parties only if you give us a written authorization to do so. Fees you pay for such other services are in addition to any contract charges.

We discourage excessive trading and market timing through your contract. Excessive trading into and out of the portfolios can disrupt Fund investment strategies and increase the Fund operating expenses. In addition, excessive trading lowers overall Fund performance for long term investors, prevents Fund managers from taking timely advantage of investment opportunities, and creates liquidity risks for the Funds. The contract and the underlying Funds are not designed to accommodate excessive trading practices. We and the Funds reserve the right, in our sole discretion, to restrict or reject purchase and exchange orders which we believe represent excessive or disruptive trading. Listed below are some, but not necessarily all the steps we may take to discourage excessive trading and market timing.

The first time the contract owner is determined to have traded excessively, we will notify the contract owner in writing that his or her contract will be monitored for additional transactions in excess of the established limits and such subsequent activity may result in suspension of electronic transfer privileges and/or suspension of all transfer privileges. The established limits are determined internally as a protection against frequent trading and are not disclosed in the prospectus or otherwise made public.

Upon the second instance of excessive trading, the contract owner will be advised that his or her electronic transfer privileges have been suspended and that all transfer requests must be submitted in writing and delivered via U.S. mail.

Upon the third instance of excessive trading, transfers of Contract Values will only be permitted into the money market portfolio and all other transfer privileges will be suspended. The contract owner will be informed in writing of the denial of future transfer privileges. If a contract owner decides to surrender the contract following suspension of transfer privileges, the contract owner will incur the resulting surrender charge, if any.

We may, in our sole discretion take any contract off of the list of monitored contracts, or restore suspended transfer privileges if we determine that the transactions were inadvertent or were not done with the intent to market time. Otherwise, all of our policies related to excessive trading and market timing as described in this section will be applied to all contract owners uniformly and without exception. Other trading activities may be detrimental to the portfolios. Therefore, we may place a contract on the list of monitored contracts despite the fact the contract owner has not exceeded the established transfer limits. You may be deemed to have traded excessively even if you have not exceeded the number of free transfers permitted by your contract.

Some of the factors we may consider when determining whether or not to place a contract on the list of monitored contracts may include, but not be limited to:

•	The number of transfers made in a defined period;

Form 8563-NSLAC

•	The dollar amount of the transfer;

•	The total assets of the Funds involved in the transfer;

•	The investment objectives of the particular portfolios involved in your transfers; and/or

•	Whether the transfer appears to be a part of a pattern of transfers to take advantage of short-term market fluctuations or market inefficiencies.

Contract owners seeking to engage in excessive trading practices may deploy a variety of strategies to avoid detection, and there is no guarantee that we or the portfolios will be able to identify such contract owners or curtail their trading practices. Our ability and the ability of the portfolios to detect and curtail excessive trading practices may also be limited by operational systems and technology limitations. In addition, because the portfolios receive orders from omnibus accounts, which is common among funds offering portfolios to insurance companies offering variable products, the Funds may not be able to detect an individual’s excessive trading practices through these omnibus accounts. If we are unable to detect those contract owners engaging in market timing and/or excessive trading, the previously mentioned harms associated with excessive trading (lower portfolio performance, liquidity risks, increased portfolio expenses, etc.) may occur.

We may alter or amend this policy as required to comply with state or federal regulations and such regulations may impose stricter standards than currently adopted by us or the portfolios.

Pursuant to rules adopted by the Securities and Exchange Commission, we are required to enter into agreements with the Funds which require us to provide the Funds, upon their request, with certain information including taxpayer identification numbers of contract owners and the amounts and dates of any purchase, redemption, transfer or exchange requests by contract owners. We are also required to restrict or prohibit further purchases or exchange requests into the Funds by a contract owner upon instruction from the Funds.

Effective Time for Purchase, Transfer or Redemption Orders

Orders to purchase, redeem or transfer units received after the close of the New York Stock Exchange, typically 4 p.m. (Eastern time) on a valuation period (earlier on those days when the New York Stock Exchange closes early) will not become effective until the next business day.

However, we may enter into arrangements with certain broker-dealers whereby orders to purchase accumulation units (either through an initial purchase or subsequent purchase payments to an existing contract) will be credited and deemed accepted by us on the date received by them. Such arrangements are at our sole discretion and approved by our Board of Directors. Before entering into such arrangements, we will first ensure that the broker-dealer has adequate compliance controls in place to prevent orders to purchase units received after the cut-off time (usually 4:00 p.m. Eastern time) from being credited as if received before the cut-off time.

Electronic Access

If you give us authorization, your contract and unit values and interest rates can be checked by telephoning our administrative office at 1-877-446-6020 or by accessing our web site at any time at www.nslac.com. You may also request transfers or change allocations on our web site. You may only make one electronic, facsimile or telephone (collectively, “electronic”) transfer request per day.

We will honor pre-authorized electronic transfer instructions from anyone who provides the personal identifying information requested. We will not honor electronic transfer requests after we receive notice of your death. For added security, we send the contract owner a written confirmation of all electronic transfers on the next business day. However, if we cannot complete a transfer as requested, our customer service representative will contact the owner in writing sent within 48 hours of the electronic request. You may think that you have limited this access

Form 8563-NSLAC

to yourself, or to yourself and your representative. However, anyone giving us the necessary identifying information can use electronic access once you authorize it.

Please note that telephone and/or other means of electronic communication may not always be available. Any telephone or electronic device, whether it is yours, your service provider’s, your agent’s or ours can experience inaccessibility, power outages or slowdowns for a variety of reasons. These periods of inaccessibility may delay or prevent our receipt and processing of your requests. Although we have taken precautions and have emergency contingency plans to limit these problems, we cannot promise complete reliability under all circumstances. If you experience such problems, you should make your transfer request by writing to our administrative office.

We reserve the right to limit or restrict electronic access in any form at any time as to any contract owner.

Scheduled Transfers (Dollar Cost Averaging)

We administer a Dollar Cost Averaging (“DCA”) program enabling you to preauthorize automatic monthly or quarterly transfers of a specified dollar amount from or the Funds to any of the other subaccounts. Each transfer under the DCA program must be at least $300. At least 12 transfers must be scheduled. The DCA program is only available to contracts having a total accumulation value of at least $3,600. No transfer fees will be incurred for DCA transfers and they do not count against the 12 free transfers allowed each contract year. Unless you are in an Asset Allocation Model or unless other investment restrictions are applicable, a DCA program may be made with transfers from the Funds or the Money Market Portfolio to any other Funds at any time during the contract.

DCA generally has the effect of reducing the risk of purchasing at the top of a market cycle by reducing the average cost of indirectly purchasing Fund shares through the subaccounts to less than the average price of the shares on the same purchase dates. DCA transfers from a Fund with a stabilized net asset value, such as the Money Market Portfolio, will generally reduce the average total cost of indirectly purchasing Fund shares because greater numbers of shares will be purchased when the share prices are lower than when prices are higher. However, DCA does not assure you of a profit, nor does it protect against losses in a declining market. In addition, in a rising market, DCA will product a lower rate of return than will a single up-front investment.

The DCA program may be discontinued at any time by you as long as we receive notice of the cancellation at least 7 business days before the next scheduled transfers. We reserve the right to not offer the DCA program to new contracts in the future. Upon prior written notice, we may discontinue providing contract owners with the DCA program to existing contracts that are not currently enrolled in a DCA Program.

Enhanced DCA Account.  We currently offer the Enhanced DCA program for initial purchase payments (or additional purchase payments of $3,600 or greater) which are allocated to the enhanced DCA account that provides a fixed interest rate that is higher than the guaranteed minimum interest rate for the Fixed Accumulation Account. The enhanced DCA account is a subset of the Fixed Accumulation Account. The Enhanced DCA program requires the purchase payment be fully transferred from the account within specified periods of time. Each DCA transfer must be at least $300. The Enhanced DCA program can be discontinued at any time by you as long as we receive notice of the cancellation at least 7 business days before the next scheduled transfer. Terminating this program will result in all remaining funds transferred to the subaccounts of your choice or to the Fixed Accumulation Account. We reserve the right to not offer the Enhanced DCA program to new contracts in the future. Upon prior written notice, we may discontinue providing the Enhanced DCA program for additional purchase payments.

Portfolio Rebalancing

You may have us automatically transfer amounts on a quarterly, semi-annual or annual basis to maintain a specified percentage (whole percentages only) of Contract Value in each of two or more designated Funds. The purpose of a portfolio rebalancing strategy is to maintain, over time, your desired allocation percentage in the designated Funds having differing investment performance. Portfolio rebalancing will not necessarily enhance future performance or protect against future losses.

Form 8563-NSLAC

The transfer charge does not apply to portfolio rebalancing transactions. These transactions do not count against the 12 free transfers you are allowed each contract year. You may not have portfolio rebalancing for any Funds that are part of a DCA program.

Nursing Facility Confinement

We will not assess a surrender charge if you are confined to a state licensed or legally operated in-patient nursing home facility for at least 30 consecutive days. Extra units credited within one year before your confinement are not included in amounts we will pay under this benefit. This waiver of the surrender charge may not be available in all states. It only applies when:

•	the confinement begins after the first contract anniversary and before annuity payments begin;

•	the contract was issued before your 80th birthday; and

•	we receive the request for withdrawal, together with proof of the confinement, at our home office while you are confined or within 90 days after discharge from the facility.

Death Benefit

Basic Death Benefit

What does the beneficiary receive upon death of the annuitant before the annuity payout date?

If the annuitant dies before the annuity payout date, your contract provides for the beneficiary to receive Proceeds from the contract. The Proceeds equal (i) the Contract Value and (ii) any Death Benefit Adjustment, on the calculation date as described below.

What is the amount of the Death Benefit Adjustment?

The Death Benefit Adjustment is equal to the difference, if any, between the highest guaranteed death benefit amount and the Contract Value as of the date of the Annuitant’s death. The Death Benefit is used solely to calculate the Death Benefit Adjustment and is not an amount paid to the beneficiary.

The Death Benefit is the greatest of: (i) the total Contract Value; (ii) net purchase payments less pro-rata withdrawals; or (iii) the stepped-up Death Benefit (as described in the paragraph below) if the contract has been in effect for at least 8 years, unless one of the riders added to your contract provides for a higher death benefit.

For the 8-year period beginning on the third contract anniversary, the stepped-up Death Benefit will be the greater of (i) the Contract Value as of the third anniversary or (ii) net purchase payments less pro-rata withdrawals made on or before the third anniversary. At the beginning of each later 8-year period (until the annuitant attains age 90), the stepped up Death Benefit will be the greater of (i) the Contract Value on that date or (ii) the death benefit as of the last day of the preceding 8-year period adjusted for any payments or withdrawals. The stepped-up Death Benefit amount is increased by purchase payments and decreased pro-rata by withdrawals made during each 8-year period after the third anniversary.

For purposes of the paragraphs above, “net purchase payments” means your total purchase payments less an amount for any applicable premium tax. “Pro rata withdrawals” mean an adjustment for any amounts you have withdrawn from the contract based on the percentage reduction to the total Contract Value which resulted from the withdrawal.

If the Contract Value is greater than the Death Benefit on the date of the Annuitant’s death, then there is no Death Benefit Adjustment that will be added to the Proceeds. If the Contract Value is less than the Death Benefit on the date of the Annuitant’s death, then there is a Death Benefit Adjustment that will be added to the Proceeds. See the examples below.

Form 8563-NSLAC

When are Contract Value and Death Benefit Adjustment calculated for purposes of this section?

The Contract Value is calculated as of the date that we receive proof of the annuitant’s death and satisfactory instruction from the beneficiary for the disposition of the contract.

The Death Benefit Adjustment is calculated as of the Annuitant’s date of death.

Examples of Death Benefit Adjustment calculation:

If the Contract Value on date of the Death Benefit Adjustment calculation is $100,000 and the Death Benefit is $85,000, then there is no Death Benefit Adjustment.

If the Contract Value on date of the Death Benefit Adjustment calculation is $85,000 and the Death Benefit is $100,000, then the Death Benefit Adjustment is $15,000 ($100,000 Death Benefit minus $85,000 Contract Value). $15,000 is added to the Money Market Portfolio until satisfactory instructions are received from the beneficiary as to settlement of the contract or the beneficiary gives us different investment instructions. If the Contract Value is $60,000 when we receive satisfactory instructions to settle the contract, then the beneficiary will receive $75,000 ($15,000 + $60,000). If the Contract Value is $120,000 when we receive satisfactory instructions, then the beneficiary will receive $135,000 ($15,000 + $120,000).

Where are the Proceeds invested before being paid out to a beneficiary?

From the date of the annuitant’s death until the Proceeds are paid to the beneficiary, unless the beneficiary elects to change the subaccount allocations, the Contract Value will remain invested in the subaccounts selected by the owner. If we have not yet received the required documents necessary to pay the Proceeds to the beneficiary, the amount equal to the Death Benefit Adjustment is allocated to the Money Market Portfolio.

What are the consequences of any change in the Contract Value before the Death Benefit Adjustment is calculated?

The beneficiary may decide to reallocate the Contract Value to different subaccounts in an effort to minimize the risk of market fluctuation. If the beneficiary elects to change the subaccount allocations before the date that the Death Benefit Adjustment is calculated, then any resulting change in Contract Value will have an impact on the Death Benefit Adjustment amount when it is calculated.

What are the consequences of any change in the Contract Value after the Death Benefit Adjustment is calculated?

Any change in the Contract Value, including, but not limited to market fluctuation, after the effective date of the Death Benefit Adjustment, and before we distribute the contract Proceeds, will affect the amount to be paid to the beneficiary. If the Contract Value increases or decreases, the amount of the Proceeds will be correspondingly increased or decreased. As such, the actual amount paid upon disposition of the contract may be more or less than the highest Death Benefit provided under your contract.

How will the Proceeds be paid to the beneficiary?

The death benefit Proceeds will be paid to the beneficiary in a single sum unless you or the beneficiary(ies) elect settlement under one or more settlement options. If there are multiple beneficiaries and the owner has not selected a settlement option, all the beneficiaries must agree on a settlement option or the payout value will be paid in lump sums to all of them proportionally. We must receive all required documentation or forms from all beneficiaries before the Proceeds will be distributed. We do not assess a surrender charge on any Proceeds paid to a beneficiary. A spouse who elects to continue the contract will not be assessed a surrender charge on the Proceeds, but will be assessed a surrender charge in accordance with the “Surrender Charge” provision of this prospectus on any additional purchase payments that the spouse makes to the contract.

Form 8563-NSLAC

Unless otherwise designated by the contract owner before the date of annuitant’s death, the beneficiary may elect one of the following settlement options:

(1)	Five Year Continuance — Beneficiary may elect to receive the Proceeds over a period of five years or less from the date of the annuitant’s death. All Proceeds must be liquidated within the five year period that begins on the date of the annuitant’s death.

(2)	Beneficiary Stretch — Beneficiary may elect to receive the Proceeds in the form of required minimum distributions each year. This option must be elected within twelve months from the date of the annuitant’s death. The amounts of the annual minimum distributions must comply with applicable federal tax regulations and withdrawals of lesser or greater amounts may subject you to adverse tax consequences. Please consult your tax advisor for advice on how the Beneficiary Stretch option would affect you.

(3)	Immediate Annuitization — Beneficiary may elect to annuitize the annuity but must do so within twelve months from the date of the annuitant’s death.

(4)	Lump Sum Distribution — Beneficiary may elect a lump sum.

If the sole, primary beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner, the spouse may continue the contract as the owner and annuitant, or choose one of the settlement options listed above.

Not all of the settlement options may be available if the beneficiary is not a natural person.

Other considerations:

We may require any designated beneficiary have an insurable interest in the life of the annuitant. We do not allow a designated beneficiary to be an institutional investor or a representative of an institutional investor.

Any guarantees under the contract or death benefit rider that exceed the value of your interest in the VAN are paid from our general account (not the VAN). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAN are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.

Optional Death Benefit Riders

Annual Stepped-Up Death Benefit.

We may offer an optional annual stepped-up death benefit at the time the contract is issued. With that option, the death benefit on the first contract anniversary will be the greater of (a) the Contract Value then or (b) net purchase payments less pro-rata withdrawals made on or before that date. On each contract anniversary after that (until the annuitant attains age 86), the death benefit will be reset to the greater of (a) the Contract Value on that anniversary date or (b) the death benefit as of the last preceding anniversary adjusted for any purchase payments or withdrawals. The stepped-up death benefit amount is increased by purchase payments and decreased by pro-rata withdrawals made during the period between contract anniversaries. There is an additional annual charge of 0.25% of the optional death benefit amount. You cannot purchase the annual stepped-up death benefit once the annuitant is 76 years old.

Form 8563-NSLAC

Summary.

The following is a summary of the optional death benefit rider. For complete details, see the description above.

Who may want to
Optional Rider	Features	consider the Rider	Charge

Annual Stepped Up Death Benefit
•   Guarantees that the death benefit will be the greater of total purchase payments or the highest contract anniversary value.
•   Increases the death benefit to the Contract Value, adjusted for subsequent purchase payments and withdrawals.
•   Stops accumulating at contract anniversary after annuitant’s 85th birthday.
•   Cannot purchase once the annuitant is 76.
		Those who wish to protect their death benefit from market downturns by locking in gains on every contract anniversary.	0.25% (maximum and current)

Annuity Period

Annuity Payout Date

Annuity payments begin on the annuity payout date. You may select this date when the contract is issued. It must be at least 30 days after the contract date. You may change it from time to time so long as it is the first day of any month at least 30 days after the date of such change. The contract restricts the annuity payout date to not later than the first of the month following the annuitant’s 90th birthday. This restriction may be modified by applicable state law, or we may agree to waive it or to allow the annuitant to defer receiving annuity payments.

The contracts include our guarantee that we will pay annuity payments for the lifetime of the annuitant (and any joint annuitant) in accordance with the contract’s annuity rates, no matter how long you live.

Once annuity payments begin, you may not surrender the contract for cash except that, upon the death of the annuitant, the beneficiary may surrender the contract for the commuted value of any remaining period-certain payments.

Annuity Options

You may elect one or more of the following annuity options. You may change the election anytime before the annuity payout date. The variable part of the Contract Value will be used to provide a variable annuity and the fixed portion of the contract will be used to provide a fixed annuity, unless you elect otherwise.

Option 1(a):	Life Annuity with installment payments for the lifetime of the annuitant. Under this annuity option, it is possible to receive only one annuity payment.

Option 1(b):	Life Annuity with installment payments guaranteed for five years and then continuing during the remaining lifetime of the annuitant.

Option 1(c):	Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant.

Option 1(d):	Installment Refund Life Annuity with payments guaranteed for a period certain and then continuing during the remaining lifetime of the annuitant. The number of period-certain payments is equal to the amount applied under this option divided by the amount of the first payment.

Option 2(a):	Joint & Survivor Life Annuity with installment payments during the lifetime of the annuitant and then continuing during the lifetime of a contingent annuitant. Under this annuity option, it is possible to receive only one annuity payment.

Option 2(b):	Joint & Survivor Life Annuity with installment payments guaranteed for ten years and then continuing during the remaining lifetime of the annuitant or a contingent annuitant.

Form 8563-NSLAC

We may agree to other settlement options.

Unless you direct otherwise, we will apply the Contract Value as of the annuity payout date to provide annuity payments pro-rata from each Fund in the same proportion as the Contract Value immediately before the annuity payout date.

If no election is in effect on the annuity payout date, we will apply Contract Value under Option 1(c) with the beneficiary as payee for any remaining period-certain installments payable after the death of the annuitant. The Pension Reform Act of 1974 might require certain contracts to provide a Joint and Survivor Annuity. If the contingent annuitant is not related to the annuitant, Options 2(a) and 2(b) are available only if we agree.

Determination of Amount of the First Variable Annuity Payment

To determine the first variable annuity payment we apply the Contract Value for each Fund in accordance with the contract’s settlement option tables. We divide the account value by $1,000 and then multiply the result by the applicable factor in the contract’s settlement option tables. The rates in those tables depend upon the annuitant’s (and any contingent annuitant’s) age and sex and the option selected. The annuitant’s sex is not a factor in contracts issued to plans sponsored by employers subject to Title VII of the Civil Rights Act of 1964 or similar state statutes. We determine the value to be applied at the end of a valuation period (selected by us and uniformly applied) not more than 10 valuation periods before the annuity payout date.

If the amount that would be applied under an option is less than $5,000, we will pay the Contract Value to the annuitant in a single sum. If the first periodic payment under any option would be less than $100, we may change the frequency of payments so that the first payment is at least $100.

Annuity Units and Variable Payments

After your first annuity payment, later variable annuity payments will vary to reflect the investment performance of your Funds. The amount of each payment depends on the number of your annuity units. To determine the number of annuity units for each Fund, divide the dollar amount of the first annuity payment from each Fund by the value of that Fund’s annuity unit. This number of annuity units remains constant during the annuity payment period unless you transfer among Funds.

The annuity unit value for each Fund was set at $10 for the valuation period when the first variable annuity was calculated for these contracts. The annuity unit value for each later valuation period equals the annuity unit value for the immediately preceding valuation period multiplied by the net investment factor for such later valuation period and by a factor (0.999919 for a one-day valuation period) to neutralize the 3% assumed interest rate discussed below.

The dollar amount of each later variable annuity payment equals your constant number of annuity units for each Fund multiplied by the value of the annuity unit for the valuation period.

The annuity rate tables contained in the contracts are based on the 2000 Mortality Table Projected to 2010 under Scale G (which is a method of projecting individual annuity valuation mortality tables based on industry best practices) with compound interest at the effective rate of 3% per year. A higher interest assumption would mean a higher initial annuity payment but a more slowly rising series of subsequent annuity payments if annuity unit values were increasing (or a more rapidly falling series of subsequent annuity payments if annuity unit values were decreasing). A lower interest assumption would have the opposite effect. If the actual net investment rate were equal to the assumed interest rate, annuity payments would stay level.

Transfers During Annuity Payout

After annuity payments have been made for at least 12 months, the annuitant can, once each calendar quarter, change the Funds on which variable annuity payments are based. There is no transfer fee during annuity payout.

Form 8563-NSLAC

Transfers may not be made between guaranteed and variable accounts during annuity payout. You may change the underlying Funds by providing Notice to us in writing at our Administrative Office. Upon receipt of your request, we will change that portion of the periodic variable annuity payment as you direct to reflect the investment results of different Funds. To do this, we convert the number of annuity units being changed to the number of annuity units of the Funds to which you are changing. If an annuity payment is already in process at the time we receive your request to change the Fund allocations, the change will not be reflected in your next annuity payment. It will be reflected in the payment received thereafter.

Optional Living Benefit Riders

Optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset Rider

This section describes the optional Guaranteed Minimum Income Benefit (“GMIB”) Plus with Annual Reset rider that we may offer. Except as described below, if you choose the GMIB Plus with Annual Reset rider, you cannot later discontinue it. The GMIB Plus with Annual Reset rider guarantee minimum lifetime fixed income in monthly annuity payments.

Any guarantees under the contract that exceed your Contract Value, such as those associated with the GMIB Plus with Annual Reset rider, are paid from our general account (not the VAN). Therefore, any amounts that we may pay under the contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.

In those states where permitted you may add the GMIB Plus with Annual Reset rider to your contract at the time the contract is issued. We may, at our sole option, also offer this rider to existing contracts, in which case it may be added on a contract anniversary. You may not purchase the GMIB Plus with Annual Reset before the annuitant is age 45 or once the annuitant is age 79.

The following is a summary of the GMIB Plus with Annual Reset rider. There are several terms used in this summary that are defined in the paragraphs below. The rider permits you take a withdrawal amount annually that equals 5% of your guaranteed earnings income base regardless of your Contract Value and without paying a surrender charge. Your permitted withdrawal amount will change at the beginning of each contract year to reflect any withdrawals taken in the prior contract year. After 10 years, you may begin to receive the guaranteed minimum income benefit payments described in this rider. You may choose to receive annuity payments as provided in your contract during the 10 year period, but your GMIB Plus with Annual Reset rider will then be of no further value to you. Your GMIB annuity payments will be determined by applying your guaranteed income base to the annuity tables in the rider. The guaranteed income base is the greater of (a) your guaranteed earnings income base or (b) your step-up base. Your guaranteed earnings income base takes into account net purchase payments, a specified increase for each valuation period of your Contract Value, and withdrawals. Your step-up base is an amount that takes into account any increases to your Contract Value on each contract anniversary before annuitization. Certain contract owner actions can increase or decrease the base amounts (for example, making additional purchase payments, not taking permitted annual withdrawals, or withdrawals more than the annual amount permitted under the rider).

Guaranteed Earnings Income Base.

The initial guaranteed earnings income base is equal to total net purchase payments made when you purchase the contract and within the first three months after the contract is issued. The guaranteed earnings income base is adjusted for withdrawals and is increased by additional purchase payments. The guaranteed earnings income base is also increased each valuation period, until the earlier of the first contract anniversary after the annuitant’s 85th birthday or the date that is 24 years from the later of the date the rider is issued or the last reset, at an annual

Form 8563-NSLAC

effective rate equal to the guaranteed earnings rate for values in the subaccounts of the Funds or in one of the Asset Allocation Models. The guaranteed earnings rate for the GMIB Plus with Annual Reset rider is 5%.

The guaranteed earnings income base is decreased by withdrawals. Beginning 30 days after the rider is issued, any withdrawals you take during a contract year less than or equal to the GMIB withdrawal amount will reduce the guaranteed earnings income base by the amount of such withdrawals, in other words dollar for dollar. The GMIB withdrawal amount is determined by multiplying the GMIB withdrawal percentage by the guaranteed earnings income base as of the beginning of the contract year. The GMIB withdrawal percentage for the GMIB Plus with Annual Reset rider is 5%. For example, the guaranteed earnings income base as of the beginning of the contract year is $100,000, withdrawals of $5,000 or less in that contract year will reduce the guaranteed earnings income base dollar for dollar. Beginning with the contract anniversary after the annuitant reaches age 85, withdrawals you make during a contract year equal to or less than GMIB withdrawal amount will not reduce the guaranteed earnings income base.

If you take withdrawals before the end of the year, there is a risk that the amount of your guaranteed earnings income base at the beginning of the next contract year will be less than the guaranteed earnings income base at the beginning of the current contract year, which would then reduce the amount that you can withdraw on a dollar for dollar basis in the next contract year. However, if you set up a systematic withdrawal program on a monthly, quarterly or semi-annual basis, we will adjust the guaranteed earnings income base at the beginning of the next contract year so that it equals the guaranteed earnings income base at the beginning of the current contract year as long as (a) you have not made any withdrawals before the earlier of (i) 31 days after the rider was issued, or (ii) the end of the first such periodic payment period.

Any withdrawals you take in the first 30 days after the rider is issued and any withdrawals in excess of the GMIB withdrawal amount will reduce the guaranteed earnings income base pro rata. Under a pro rata reduction, the guaranteed earnings income base will be reduced by the same percentage that the withdrawal in excess of the GMIB withdrawal amount reduces your Contract Value. Only the portion of a withdrawal that is in excess of the GMIB withdrawal amount will reduce the guaranteed earnings income base pro rata. As the amount of a pro rata reduction is greater than a dollar for dollar reduction of the guaranteed income earnings base, pro rata reductions will cause the guaranteed earnings income base to decrease at a faster rate than dollar for dollar reductions. Therefore, a pro rata reduction may materially reduce the income available under the GMIB rider in future years. Unless you are within the “no lapse” period described below, if you take an excess withdrawal and your Contract Value falls to zero, your rider and contract will terminate.

As an example of how withdrawals work under the GMIB Plus with Annual Reset rider, assume your guaranteed earnings income base is $100,000 at the beginning of a contract year, so your GMIB withdrawal amount is $5,000 ($100,000 x .05). That means you can withdraw $5,000 dollar for dollar during that contract year. Assume your Contract Value is $90,000 and you take a withdrawal of $6,000. First, we process the portion of the withdrawal that is dollar for dollar, $5,000. Taking into account that portion of the withdrawal, your Contract Value is reduced to $85,000 and your guaranteed earnings income base to $95,000. Then, we process the portion of the withdrawal in excess of the GMIB withdrawal amount, $1,000. Because you have already taken your GMIB withdrawal amount, the $1,000 withdrawal will reduce the guaranteed earnings income base pro rata. Your guaranteed earnings income base is then reduced to $93,882, i.e. $95,000 - ([$1,000/$85,000] x $95,000).

The guaranteed earnings income base shall not exceed 15 times your total net purchase payments, minus amounts for any withdrawals from your contract. This means that, unless the step-up base is higher, the guaranteed income base, which is used to determine the monthly annuity payments under this rider, will not exceed 15 times your total net purchase payments. Any withdrawals you take during a contract year less than or equal to the GMIB withdrawal amount will reduce this limit by the amount of such withdrawals, in other words dollar for dollar. Any withdrawals in excess of the GMIB withdrawal amount will reduce this limit pro rata.

Step-up Base.

At contract issue, the step-up base equals net purchase payments. The step-up base will increase automatically each contract anniversary, until the anniversary following the annuitant’s 85th birthday, if the Contract Value is higher

Form 8563-NSLAC

than the previous step-up base. The step-up base is increased by the amount of each subsequent net purchase payment at the time of payment. All withdrawals are taken from the step-up base on a pro rata basis. That means the step-up base will be reduced by the same percentage the withdrawal reduces your Contract Value.

Annuitization.

You may not annuitize your contract under the rider until the GMIB Plus with Annual Reset rider has been in effect for at least 10 years. We may refer to this time period as the “10 year annuitization waiting period.” If you choose to receive annuity payments as provided in the contract or under a single premium fixed annuity we offer instead of receiving GMIB annuity payments, your GMIB Plus with Annual Reset rider will then be of no further value to you. You may elect to receive GMIB payments within 30 days after the rider’s 10th anniversary (or 10th anniversary of the date the rider was last reset, if applicable) or within 30 days after any later anniversary before the annuitant is age 91.

If the amount of annuity payments under the contract or under a single premium immediate fixed annuity we offer at the time you elect to annuitize would be greater than the amount of payments under the GMIB Plus with Annual Reset rider, we will pay the larger amounts.

The guaranteed income base is used solely for the purpose of calculating GMIB annuity payments. It does not provide Contract Value or guarantee performance of any investment option. The level of lifetime income guaranteed by a GMIB rider may be less than the income that our current annuity factors would provide because (a) GMIB annuity payments may assume a lower interest rate and (b) GMIB annuity payments may be based on an assumption that you will live longer than the mortality assumed in our then-offered immediate fixed annuities.

No Lapse.

With the GMIB Plus with Annual Reset rider, there is a “no lapse” provision allowing annuitization if your Contract Value is reduced to zero before the initial 10 year annuitization waiting period ends. With this provision, if prior to the time you are eligible to annuitize using your guaranteed income base, your Contract Value becomes zero, you can, at your option, annuitize your contract using your guaranteed income base at the annuitization rates provided under the rider for your age at the time of annuitization. However, if during any one contract year you withdraw more than the GMIB withdrawal amount, the “no lapse” protection is not available from the point of that “excess” withdrawal forward and you will forfeit this protection. If the GMIB rider is reset and your Contract Value at time of reset is greater than the guaranteed income base, then the “no lapse” protection will be reinstated. If the GMIB rider is reset and your Contract Value at the time of reset is less than the guaranteed income base, the “no-lapse” protection will not be reinstated.

Investment Restrictions.

If you purchase the GMIB Plus with Annual Reset rider, you must abide by investment restrictions. You must allocate any variable account portion of your purchase payments and Contract Value to (a) one of Asset Allocation Models 2, 3 or 4, or (b) in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” The GMIB Plus with Annual Reset rider will be cancelled if you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders.” If the rider is so terminated, a prorated annual rider charge will be assessed.

Resets.

Subject to certain limitations, the GMIB Plus with Annual Reset rider provides you the option of resetting the guaranteed earnings income base to the current Contract Value each and every contract anniversary prior to the annuitant’s 81st birthday. If the Contract Value at the time of reset is higher than the guaranteed earnings income base and you reset, you may make larger withdrawals on a dollar for dollar basis from the new guaranteed earnings income base. At every eligible reset anniversary, you can reset the guaranteed earnings income base by notifying us

Form 8563-NSLAC

within 30 days after the contract anniversary date in writing or other method we agree to. If you reset, the maximum guaranteed earnings income base will be reset to 15 times the then-current Contract Value. The guaranteed earnings income base is not reset automatically to the current Contract Value. You must elect to reset it.

If you elect to reset the guaranteed earnings income base, a new 10 year annuitization waiting period will begin. That is, you will not be eligible to annuitize using the guaranteed income base for the ten year period following the reset. You may choose to receive annuity payments as provided in your contract during the ten year period or under a single premium, immediate fixed annuity we may generally make available at the time, but your GMIB Plus with Annual Reset rider will then be of no further value to you.

Charge.

There is an additional annual charge for the GMIB Plus with Annual Reset rider of 0.95% of your guaranteed income base. We may increase the charge for this rider on any reset. The new charge will be no higher than the then current charge for new issues of the GMIB Plus with Annual Reset rider, which we guarantee will not exceed 1.50%.

If you have notified us that you elect to reset and we notify you of a charge increase effective upon reset, you may decline to accept an increase in the charge for the rider by revoking your request to reset. If you wish to decline an increase in charge by revoking the reset, you must notify us in writing, or in any other manner acceptable to us, within 30 days after the contract anniversary the guaranteed earnings income base is reset. If you elect to reset the guaranteed earnings income base in the future, however, your rate will be increased upon reset to the then-current charge for the GMIB Plus with Annual Reset rider.

The annual charge for the rider will continue even if the underlying Funds’ investment performance surpasses the GMIB guarantees. The charge for the GMIB Plus with Annual Reset rider ends when you begin to receive annuity or GMIB annuity payments, or the rider has expired at the first contract anniversary after the annuitant’s 90th birthday.

You may withdraw the GMIB withdrawal amount under the rider without a surrender charge even if that amount exceeds 10% of your Contract Value.

Required Minimum Distributions.

Tax qualified retirement plans and Individual Retirement Annuities have minimum distribution requirements. Your required minimum distribution per year may exceed your GMIB withdrawal amount which would result in a pro rata reduction in the guaranteed earnings income base. See “Federal Tax Status” and “Appendix A — IRA Disclosure Statement.” You could be subject to tax penalties if you do not begin taking withdrawals until after your required minimum distribution beginning date. Please consult your tax advisor to determine if the GMIB Plus with Annual Rest rider is appropriate for you.

Optional Guaranteed Principal Protection (“GPP”)

In those states where permitted, we may offer the GPP rider when you apply for the contract, or at our sole option, we may also offer the GPP rider to existing contract owners, in which case it may be added on a contract anniversary, if the annuitant is then under age 80.

If you continue the GPP rider until the end of its 10-year term, and do not make any withdrawals, we guarantee that your eligible Contract Value will not be less than it was at the beginning of the 10-year term. On the last day of the 10-year term, we will add an amount to your total Contract Value to increase it to the “guaranteed principal amount” if the eligible Contract Value at the end of the 10-year term is less than the guaranteed principal amount. The guaranteed principal amount is the Contract Value:

(a)	as of the first day of the rider’s term or

Form 8563-NSLAC

(b)	the amount in (a) plus the total of any purchase payments made in the first 6 months if the rider was included in the contract when you purchased the contract,

(c)	reduced pro rata for any withdrawals you made.

Contract Value attributable to purchase payments made after the rider is added (or after the first 6 months if the rider is included when the contract was issued) are not included in the guaranteed principal amount and do not count as part of your eligible Contract Value at the end of the term for purposes of determining the benefit amount.

Any guarantees under the contract that exceed the value of your interest in the VAN, such as those associated with the GPP, are paid from our general account (not the VAN). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAN are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations.

If you choose GPP, you must allocate all variable Contract Values to one of the Asset Allocation Models (see Optional Asset Allocation Models) during the entire 10-year term of the rider. You may change Asset Allocation Models at any time. You may also have a portion of your Contract Value in a fixed accumulation account or a dollar cost averaging account that transfers to a model that we may offer while this rider is in force. If you stop using a model, we will cancel the GPP rider. You may cancel the GPP rider as of any contract anniversary by notifying us before that anniversary. Cancellation of the GPP rider does not affect any other contract features. You may continue using an Asset Allocation Model after the GPP rider ends.

The charge for the GPP rider is made on each contract anniversary at the rate of 0.55% of the average of your guaranteed principal amount at the beginning and the end of each contract year. This charge will discontinue if the GPP rider is cancelled. However, if the GPP is canceled because you stop using a model, a full annual rider charge will be assessed without being prorated to the date of cancellation.

At the end of the 10-year term, you may reset the rider for another 10-year term if the annuitant is then under age 80. The guaranteed principal amount under the new GPP 10-year term will be your total Contract Value as of the end of the 10-year term then ended, including any amount we then add pursuant to the earlier GPP 10-year term, subject to adjustment for any withdrawals. You may also reset the GPP rider’s guaranteed principal amount at the current Contract Value on any contract anniversary after the rider has been in effect for at least 5 years (if the annuitant is then under age 80). This starts a new 10-year rider term.

If the annuitant dies during the 10-year term, and his or her spouse continues the contract, the GPP rider may also be continued.

Form 8563-NSLAC

Summary of Optional Living Benefit Riders

For a summary of the available optional living benefit riders, please see the following chart:

Who may want to
Optional Rider	Features	consider the Rider	Charge

GMIB Plus with Annual Reset
•   Guarantees a minimum lifetime fixed income upon annuitization regardless of market performance.
•   Dollar-for-dollar withdrawals after 30 days up to 5% of the annual accumulated earnings on the guaranteed earnings income base.
		Those who want to protect their retirement income but still desire market exposure.	1.50% (maximum) 0.95% (current)
• May exercise the benefit after ten years or the 10th anniversary of last reset.
• No lapse feature provides an opportunity to exercise the benefit should your Contract Value fall to zero during the initial ten-year annuitization waiting period.
• May reset the guaranteed earnings income base to equal the Contract Value, if higher, on each contract anniversary prior to the annuitant’s 81st birthday.
• Cannot purchase before the annuitant is 45 or once the annuitant is 79.
• Investment Restrictions

Guaranteed Principal Protection (“GPP”) rider
•   Guarantees return of principal without annuitization on the 10th rider anniversary if you take no withdrawals.
•   If, at the end of the rider’s ten-year term, the eligible Contract Value is less than the guaranteed Contract Value, the difference will be added to the contract.
		Those who are afraid of market risk and want to invest without fear of losing their original principal.	0.55% (maximum and current)
• The guaranteed Contract Value is adjusted pro-rata for any withdrawals.
• Cannot purchase once the annuitant is 80.

Other Contract Provisions

Assignment

Amounts payable in settlement of a contract may not be commuted, anticipated, assigned or otherwise encumbered, or pledged as loan collateral to anyone other than us. To the extent permitted by law, such amounts are not subject to any legal process to pay any claims against an annuitant before annuity payments begin. The owner of a tax-qualified contract may not, but the owner of a non-tax-qualified contract may, collaterally assign the contract before the annuity payout date. Ownership of a tax-qualified contract may not be transferred except to:

•	the annuitant,

•	a trustee or successor trustee of a pension or profit-sharing trust which is qualified under Section 401 of the Code,

•	the employer of the annuitant provided that the contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Code for the benefit of the annuitant, or

•	as otherwise permitted by laws and regulations governing plans for which the contract may be issued.

Form 8563-NSLAC

Reports and Confirmations

Before the annuity payout date, we will send you quarterly statements showing the number of units credited to the contract by Fund and the value of each unit as of the end of the last quarter. In addition, as long as the contract remains in effect, we will forward any periodic Fund reports.

We will send you a written confirmation of your purchase payments, transfers and withdrawals. For regularly recurring transactions, such as DCA and payroll deduction programs, we may confirm the transactions in a quarterly report. Review your statements and confirmations to verify their accuracy and report any error or inaccuracy to us.

Substitution for Fund Shares

If investment in a Fund is no longer possible or we believe it is inappropriate to the purposes of the contract, we may substitute one or more other Funds. Substitution may be made as to both existing investments and the investment of future purchase payments. However, no substitution will be made until we receive any necessary approval of the Commission. We may also add other Funds as eligible investments of VAN.

Contract Owner Inquiries

Direct any questions to National Security, Variable Annuity Administration, P.O. Box 5378, Cincinnati, Ohio 45201-5378; telephone 1-877-446-6020 (8:30 a.m. to 4:30 p.m., Eastern time).

Performance Data

We may advertise performance data for the various Funds showing the percentage change in unit values based on the performance of the applicable Fund over a period of time (usually a calendar year). We determine the percentage change by dividing the increase (or decrease) in value for the unit by the unit value at the beginning of the period. This percent reflects the deduction of any asset-based contract charge but does not reflect the deduction of any applicable contract administration charge or surrender charge. The deduction of a contract administration charge or surrender charge would reduce any percentage increase or make greater any percentage decrease.

Advertising may also include average annual total return figures calculated as shown in the Statement of Additional Information. The average annual total return figures reflect the deduction of applicable contract administration charges and surrender charges as well as applicable asset-based charges.

We may also distribute sales literature comparing separate account performance to the Consumer Price Index or to such established market indexes as the Dow Jones Industrial Average, the Standard & Poor’s 500 Stock Index, IBC’s Money Fund Reports, Barclays Capital Aggregate Bond Index, the Morgan Stanley Europe Australia Far East Index, Morgan Stanley World Index, Russell 2000 Index, or other variable annuity separate accounts or mutual funds with investment objectives similar to those of the Funds.

Federal Tax Status

The following discussion of federal income tax treatment of amounts received under a variable annuity contract does not cover all situations or issues. It is not intended as tax advice. Consult a qualified tax adviser to apply the law to your circumstances. Tax laws can change, even for contracts that have already been issued. Tax law revisions, with unfavorable consequences, could have retroactive effect on previously issued contracts or on later voluntary transactions in previously issued contracts.

We are taxed as a life insurance company under Subchapter L of the Internal Revenue Code (the “Code”). Since the operations of VAN are a part of, and are taxed with, our operations, VAN is not separately taxed as a “regulated investment company” under Subchapter M of the Code.

Form 8563-NSLAC

As to tax-qualified contracts, the law does not now provide for payment of federal income tax on dividend income or capital gains distributions from Fund shares held in VAN or upon capital gains realized by VAN on redemption of Fund shares. When a non-tax-qualified contract is issued in connection with a deferred compensation plan or arrangement, all rights, discretions and powers relative to the contract are vested in the employer and you must look only to your employer for the payment of deferred compensation benefits. Generally, in that case, an annuitant will have no “investment in the contract” and amounts received by you from your employer under a deferred compensation arrangement will be taxable in full as ordinary income in the years you receive the payments.

The income and gains within an annuity contract are generally tax deferred. Within a tax-qualified plan, the plan itself provides tax deferral. Therefore, the tax-deferred treatment otherwise available to an annuity contract is not a factor to consider when purchasing an annuity within a tax-qualified plan or arrangement.

The contracts are considered annuity contracts under Section 72 of the Code, which generally provides for taxation of annuities. Under existing provisions of the Code, any increase in the Contract Value is not taxable to you as the owner or annuitant until you receive it, either in the form of annuity payments, as contemplated by the contract, or in some other form of distribution. (As of the date of this prospectus, proposals to modify taxation of annuities are under consideration by the federal government.) The owner of a non-tax qualified contract must be a natural person for this purpose. With certain exceptions, where the owner of a non-tax qualified contract is a non-natural person (corporation, partnership or trust) any increase in the accumulation value of the contract attributable to purchase payments made after February 28, 1986 will be treated as ordinary income received or accrued by the contract owner during the current tax year.

When annuity payments begin, each payment is taxable under Section 72 of the Code as ordinary income in the year of receipt if you have neither paid any portion of the purchase payments nor previously been taxed on any portion of the purchase payments. If any portion of the purchase payments has been paid from or included in your taxable income, this aggregate amount will be considered your “investment in the contract.” You will be entitled to exclude from your taxable income a portion of each annuity payment equal to your “investment in the contract” divided by the period of expected annuity payments, determined by your life expectancy and the form of annuity benefit. Once you recover your “investment in the contract,” all further annuity payments will be included in your taxable income.

If you elect to receive the accumulated value in a single sum in lieu of annuity payments, any amount you receive or withdraw in excess of the “investment in the contract” is normally taxable as ordinary income in the year received. A withdrawal of Contract Value is taxable as income to the extent that the accumulated value of the contract immediately before the payment exceeds the “investment in the contract.” A withdrawal is treated as a distribution of earnings first and only second as a recovery of your “investment in the contract.” Any part of the value of the contract that you assign or pledge to secure a loan will be taxed as if it had been a withdrawal and may be subject to a penalty tax.

There is a penalty tax equal to 10% of any amount that must be included in gross income for tax purposes. The penalty will not apply to a redemption that is:

•	received on or after the taxpayer reaches age 59 1/2;

•	made to a beneficiary on or after the death of the annuitant;

•	attributable to the taxpayer’s becoming disabled;

•	made as a series of substantially equal periodic payments for the life of the annuitant (or joint lives of the annuitant and beneficiary);

•	from a contract that is a qualified funding asset for purposes of a structured settlement;

•	made under an annuity contract that is purchased with a single premium and with an annuity payout date not later than a year from the purchase of the annuity;

Form 8563-NSLAC

•	incident to divorce; or

•	taken from an IRA for a qualified first-time home purchase (up to $10,000) or qualified education expenses.

Any taxable amount you withdraw from a tax-qualified annuity contract is automatically subject to 10% withholding (20% for a non-tax-qualified contract) unless you elect not to have withholding apply. If you elect not to have withholding apply to an early withdrawal or if an insufficient amount is withheld, you may be responsible for payment of estimated tax. You may also incur penalties under the estimated tax rules if the withholding and estimated tax payments are not sufficient. If you fail to provide your taxpayer identification number, any payments under the contract will automatically be subject to withholding.

Tax-Deferred Annuities

Under the provisions of Section 403(b) of the Code, employees may exclude from their gross income purchase payments made for annuity contracts purchased for them by public educational institutions and certain tax-exempt organizations which are described in Section 501(c)(3) of the Code. You may make this exclusion to the extent that the aggregate purchase payments plus any other amounts contributed to purchase the contract and toward benefits under qualified retirement plans do not exceed certain limits in the Code. Employee contributions are, however, subject to social security (FICA) tax withholding. All amounts you receive under a contract, either in the form of annuity payments or cash withdrawal, will be taxed under Section 72 of the Code as ordinary income for the year received, except for exclusion of any amounts representing “investment in the contract.” Under certain circumstances, amounts you receive may be used to make a “tax-free rollover” into one of the types of individual retirement arrangements permitted under the Code. Amounts you receive that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless you directly roll over such amounts from the tax-deferred annuity to the individual retirement arrangement.

With respect to earnings accrued and purchase payments made after December 31, 1988, for a salary reduction agreement under Section 403(b) of the Code, distributions may be paid only when the employee:

•	attains age 59 1/2,

•	separates from the employer’s service,

•	dies,

•	becomes disabled as defined in the Code, or

•	incurs a financial hardship as defined in the Code.

In the case of hardship, cash distributions may not exceed the amount of your purchase payments. These restrictions do not affect your right to transfer investments among the Funds and do not limit the availability of transfers between tax-deferred annuities.

Qualified Pension or Profit-Sharing Plans

Under present law, purchase payments made by an employer or trustee, for a plan or trust qualified under Section 401(a) or 403 of the Code, are generally excludable from the employee’s gross income. Any purchase payments made by the employee, or which are considered taxable income to the employee in the year such payments are made, constitute an “investment in the contract” under Section 72 of the Code for the employee’s annuity benefits. Salary reduction payments to a profit sharing plan qualifying under Section 401(k) of the Code are generally excludable from the employee’s gross income up to certain limits in the Code.

The Code requires plans to prohibit any distribution to a plan participant prior to age 59 1/2, except in the event of death, total disability or separation from service (special rules apply for plan terminations). Distributions generally must begin no later than April 1 of the calendar year following the year in which the participant reaches age 70 1/2. Premature distribution of benefits or contributions in excess of those permitted by the Code may result in certain penalties under the Code. Special tax treatment, including capital gain treatment and 5-year forward averaging,

Form 8563-NSLAC

may be available to those born before 1936. If you receive such a distribution you may be able to make a “tax-free rollover” of the distribution less your “investment in the contract” into another qualified plan in which you are a participant or into one of the types of individual retirement arrangements permitted under the Code. Your surviving spouse receiving such a distribution may be able to make a tax-free rollover to one of the types of individual retirement arrangements permitted under the Code. Amounts received that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless such amounts are directly rolled over to another qualified plan or individual retirement arrangement.

Withholding on Annuity Payments

Distributions from tax-deferred annuities or qualified pension or profit sharing plans that are eligible for “tax-free rollover” will be subject to an automatic 20% withholding unless such amounts are directly rolled over to an individual retirement arrangement or another qualified plan. Federal income tax withholding is required on annuity payments. However, recipients of annuity payments are allowed to elect not to have the tax withheld. This election may be revoked at any time and withholding would begin after that. If you do not give us your taxpayer identification number any payments under the contract will automatically be subject to withholding.

Individual Retirement Annuities (IRAs)

See IRA Disclosure Statement (Appendix A), following.

Form 8563-NSLAC

Appendix A

IRA Disclosure Statement

This statement is designed to help you understand the requirements of federal tax law which apply to your individual retirement annuity (IRA), your Roth IRA, your simplified employee pension IRA (SEPP-IRA) for employer contributions, your Savings Incentive Match Plan for Employees (SIMPLE) IRA, or to one you purchase for your spouse. You can obtain more information regarding your IRA either from your sales representative or from any district office of the Internal Revenue Service.

Free Look Period

The annuity contract offered by this prospectus gives you the opportunity to revoke the contract within 10 days after you receive it (or a longer period as may be required by your state law) and for IRAs, get a refund of the greater of the purchase payments or the current Contract Value. We deem you to receive the contract and the free look period to begin five days after we mail your contract to you. This is a more liberal provision than is required in connection with IRAs. To exercise this “free-look” provision, you must return the contract to us within the free look period. We must receive your contract at our administrative office (the address listed on the first page of the prospectus) by 4:00 p.m. Eastern time on the last day of the free look period.

Eligibility Requirements

IRAs are intended for all persons with earned compensation whether or not they are covered under other retirement programs. Additionally if you have a non-working spouse (and you file a joint tax return), you may establish an IRA on behalf of your non-working spouse. A working spouse may establish his or her own IRA. A divorced spouse receiving taxable alimony (and no other income) may also establish an IRA.

Contributions and Deductions

Contributions to a traditional IRA will be deductible if you are not an “active participant” in an employer maintained qualified retirement plan or if you have Adjusted Gross Income which does not exceed the “applicable dollar limit”. For a single taxpayer, the applicable dollar limitation is $56,000 in 2010, with the amount of IRA contribution which may be deducted, reduced proportionately for Adjusted Gross Income between $56,000 and $66,000. For married couples filing jointly, the applicable dollar limitation is $89,000 in 2010, with the amount of IRA contribution which may be deducted reduced proportionately for Adjusted Gross Income between $89,000 and 109,000. There is no deduction allowed for IRA contributions when Adjusted Gross Income reaches $66,000 for individuals and $109,000 for married couples filing jointly. IRA contributions must be made by no later than the time you file your income tax return for that year. Special limits apply for the non-active participant spouse where a joint return is filed with an active participant.

The IRA maximum annual contribution and the associated tax deduction is limited to the lesser of: (1) $5,000 in 2010 or (2) 100% of your earned compensation. Those age 50 or older may make an additional IRA contribution of $1000 per year 2010. Contributions in excess of the limits may be subject to penalty. See below.

The maximum tax deductible annual contribution that a divorced spouse with no other income may make to an IRA is the lesser of (1) $5,000 or (2) 100% of taxable alimony.

Contributions made by your employer to your SEPP-IRA are excludable from your gross income for tax purposes in the calendar year for which the amount is contributed. Certain employees who participate in a SEPP-IRA will be entitled to elect to have their employer make contributions to their SEPP-IRA on their behalf or to receive the contributions in cash. If the employee elects to have contributions made on the employee’s behalf to the SEPP, those funds are not treated as current taxable income to the employee. Salary-reduction SEPP-IRAs (also called “SARSEPs”) are available only if at least 50% of the employees elect to have amounts contributed to the SEPP-IRA

Form 8563-NSLAC

and if the employer has 25 or fewer employees at all times during the preceding year. New SARSEPPs may no longer be established. Elective deferrals under a salary-reduction SEPP-IRA are subject to an inflation-adjusted limit which is $16,500 for 2010.

Under a SEPP-IRA agreement, the maximum annual contribution which your employer may make on your behalf to a SEPP-IRA contract which is excludable from your income is the lesser of 100% of your salary or $49,000. An employee who is a participant in a SEPP-IRA agreement may make after-tax contributions to the SEPP-IRA contract, subject to the contribution limits applicable to IRAs in general. Those employee contributions will be deductible subject to the deductibility rules described above. The Internal Revenue Service has reviewed the format of your SEPP-IRA and issued an opinion letter to us stating that it qualifies as a prototype SEPP-IRA.

If you or your employer should contribute more than the maximum contribution amount to your IRA or SEPP-IRA, the excess amount will be considered an “excess contribution”. You may withdraw an excess contribution from your IRA (or SEPP-IRA) before your tax filing date without adverse tax consequences. If, however, you fail to withdraw any such excess contribution before your tax filing date, a 6% excise tax will be imposed on the excess for the tax year of contribution.

Once the 6% excise tax has been imposed, an additional 6% penalty for the following tax year can be avoided if the excess is (1) withdrawn before the end of the following year, or (2) treated as a current contribution for the following year.

An individual retirement annuity must be an annuity contract. In our opinion, the optional additional death benefit available under the contract are part of the annuity contract. There is a risk, however, that the Internal Revenue Service would take the position that one or more of the optional additional death benefit are not part of the annuity contract. In such a case, the charges for the optional additional death benefit would be considered distributions from the IRA and would be subject to tax, including penalty taxes. The charges for the optional additional death benefit would not be deductible. It is possible that the IRS could determine that optional death proceeds in excess of the greater of the Contract Value or net purchase payments are taxable to your beneficiary. Should the IRS so rule, we may have to tax report such excess death benefits as taxable income to your beneficiary. If the IRS were to take such a position, we would take all reasonable steps to avoid this result, including the right to amend the contract, with appropriate notice to you.

The contracts are not eligible for use in Puerto Rico IRAs.

IRA for Non-working Spouse

If you establish an IRA for yourself, you may also be eligible to establish an IRA for your “non-working” spouse. In order to be eligible to establish such a spousal IRA, you must file a joint tax return with your spouse and if your non-working spouse has compensation, his/her compensation must be less than your compensation for the year. Contributions of up to $10,000 may be made to the two IRAs if the combined compensation of you and your spouse is at least equal to the amount contributed. If requirements for deductibility (including income levels) are met, you will be able to deduct an amount equal to the least of (i) the amount contributed to the IRA’s; (ii) $10,000; or (iii) 100% of your combined gross income.

Contributions in excess of the contribution limits may be subject to penalty. See above under “Contributions and Deductions”. If you contribute more than the allowable amount, the excess portion will be considered an excess contribution. The rules for correcting it are the same as discussed above for regular IRAs.

Other than the items mentioned in this section, all of the requirements generally applicable to IRAs are also applicable to IRAs established for non-working spouses.

Form 8563-NSLAC

Rollover Contribution

Once every year, you may move any portion of the value of your IRA (or SEPP-IRA) to another IRA or bond. Withdrawals may also be made from other IRAs and contributed to this contract. This transfer of funds from one IRA to another is called a “rollover” IRA. To qualify as a rollover contribution, the entire portion of the withdrawal must be reinvested in another IRA within 60 days after the date it is received. You are not allowed a tax-deduction for the amount of any rollover contribution.

A similar type of rollover to an IRA can be made with the proceeds of a qualified distribution from a qualified retirement plan or tax-sheltered annuity. Properly made, such a distribution will not be taxable until you receive payments from the IRA created with it. You may later roll over such a contribution to another qualified retirement plan. (You may roll less than all of a qualified distribution into an IRA, but any part of it not rolled over will be currently includable in your income without any capital gains treatment.)

Premature Distributions

At no time can an interest in your IRA (or SEPP-IRA) be forfeited. The federal tax law does not permit you to use your IRA (or SEPP-IRA) as security for a loan. Furthermore, as a general rule, you may not sell or assign your interest in your IRA (or SEPP-IRA) to anyone. Use of an IRA (or SEPP-IRA) as security or assignment of it to another will invalidate the entire annuity. It then will be includable in your income in the year it is invalidated and will be subject to a 10% penalty tax if you are not at least age 59 1/2 or totally disabled. (You may, however, assign your IRA (or SEPP-IRA) without penalty to your former spouse in accordance with the terms of a divorce decree.)

You may withdraw part of the value of your IRA (or SEPP-IRA). If a withdrawal does not qualify as a rollover, the amount withdrawn will be includable in your income and subject to the 10% penalty if you are not at least age 59 1/2 or totally disabled or the withdrawal meets the requirements of another exception contained in the Code, unless you comply with special rules requiring distributions to be made at least annually over your life expectancy.

The 10% penalty tax does not apply to the withdrawal of an excess contribution as long as the excess is withdrawn before the due date of your tax return. Withdrawals of excess contributions after the due date of your tax return will generally be subject to the 10% penalty unless the excess contribution results from erroneous information from a plan trustee making an excess rollover contribution or unless you are over age 59 1/2 or are disabled.

Distribution at Retirement

Once you have attained age 59 1/2 (or have become totally disabled), you may elect to receive a distribution of your IRA (or SEPP-IRA) regardless of when you actually retire. You may elect to receive the distribution in either one sum or under any one of the periodic payment options available under the contract. The distributions from your IRA under any one of the periodic payment options or in one sum will be treated as ordinary income as you receive them unless nondeductible contributions were made to the IRA. In that case, only earnings will be income.

Inadequate Distributions — 50% Tax

Your IRA or SEPP-IRA is intended to provide retirement benefits over your lifetime. Thus, federal law requires that you either (1) receive a lump-sum distribution of your IRA by April 1 of the year following the year in which you attain age 70 1/2 or (2) start to receive periodic payments by that date. If you elect to receive periodic payments, those payments must be sufficient to pay out the entire value of your IRA during your life expectancy (or over the joint life expectancies of you and your spouse). If the payments are not sufficient to meet these requirements, an excise tax of 50% will be imposed on the amount of any underpayment.

Form 8563-NSLAC

Death Benefits

If you, (or your surviving spouse) die before starting required minimum distributions or receiving the entire value of your IRA (or SEPP-IRA), the remaining interest must be distributed to your beneficiary (or your surviving spouse’s beneficiary) in one lump-sum within 5 years of death, or applied to purchase an immediate annuity for the beneficiary. This annuity must be payable over the life expectancy of the beneficiary beginning within one year after your or your spouse’s death. If your spouse is the designated beneficiary, he or she is treated as the owner of the IRA. If minimum required distributions have begun at the time of your death, the entire amount must be distributed over a period of time not exceeding your beneficiary’s life expectancy. A distribution of the balance of your IRA upon your death will not be considered a gift for federal tax purposes, but will be included in your gross estate for purposes of federal estate taxes.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Contributions may be made to a Roth IRA by taxpayers with adjusted gross incomes of less than $177,000 for married individuals filing jointly and less than $120,000 for single individuals. Married individuals filing separately are not eligible to contribute to a Roth IRA. The maximum amount of contributions allowable for any taxable year to all Roth IRAs maintained by an individual is generally the same as the contribution limits for traditional IRAs (the limit is phased out for incomes between $167,000 and $177,000 for married and between $101,000 and $116,000 for singles). The contribution limit is reduced by the amount of any contributions made to a non-Roth IRA. Contributions to a Roth IRA are not deductible. Catch up contributions are available for persons age 50 and older.

For taxpayers with adjusted gross income of $100,000 or less, all or part of amounts in a non-Roth IRA may be converted, transferred or rolled over to a Roth IRA. Some or all of the IRA value will typically be includable in the taxpayer’s gross income. Provided a rollover contribution meets the requirements for IRAs under Section 408(d)(3) of the Code, a rollover may be made from a Roth IRA to another Roth IRA.

Under some circumstances, it may not be advisable to roll over, transfer or convert all or part of a non-Roth IRA to a Roth IRA particularly in tax year 2010. Persons considering a rollover, transfer or conversion should consult their own tax advisor.

“Qualified distributions” from a Roth IRA are excludable from gross income. A “qualified distribution” is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the owner of the IRA attains age 59 1/2; (b) after the owner’s death; (c) due to the owner’s disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer or conversion was made from a non-Roth IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and taxed generally in the same manner as distributions from a non-Roth IRA.

Distributions from a Roth IRA need not commence at age 70 1/2. However, if the owner dies before the entire interest in a Roth IRA is distributed, any remaining interest in the contract must be distributed by December 31 of the calendar year containing the fifth anniversary of the owner’s death subject to certain exceptions.

Savings Incentive Match Plan for Employees (SIMPLE)

An employer may sponsor a plan allowing for employee salary deferral contributions with an additional employer contribution. SIMPLE plans may operate as a 401(k) or an IRA. Limits for employee contributions to a SIMPLE are $11,500 in 2010. Employees age 50 and older may contribute an additional $2,500 in 2010. Distributions from a SIMPLE are subject to restrictions similar to distributions from a traditional IRA. Additional terms of your SIMPLE are in a summary plan description distributed by your employer.

Form 8563-NSLAC

Reporting to the IRS

Whenever you are liable for one of the penalty taxes discussed above (6% for excess contributions, 10% for premature distributions or 50% for underpayments), you must file Form 5329 with the Internal Revenue Service. The form is to be attached to your federal income tax return for the tax year in which the penalty applies. Normal contributions and distributions must be shown on your income tax return for the year to which they relate.

Illustration of IRA Fixed Accumulations

	$1,000	$1,000
	Annual	One Time
Year	Contribution	Contribution

1	$1,020.00	$1,020.00
2	$2,060.40	$1,040.40
3	$3,121.61	$1,061.21
4	$4,204.04	$1,082.43
5	$5,308.12	$1,104.08
6	$6,434.28	$1,126.16
7	$7,582.97	$1,148.68
8	$8,754.63	$1,171.65
9	$9,949.72	$1,195.08
10	$11,168.71	$1,218.98
11	$12,412.09	$1,243.36
12	$13,680.33	$1,268.23
13	$14,973.94	$1,293.59
14	$16,293.42	$1,319.46
15	$17,639.28	$1,345.85
16	$19,012.07	$1,372.77
17	$20,412.31	$1,400.23
18	$21,840.56	$1,428.23
19	$23,297.37	$1,456.79
20	$24,783.32	$1,485.93
21	$26,298.98	$1,515.65
22	$27,844.96	$1,545.96
23	$29,421.86	$1,576.88
24	$31,030.30	$1,608.42
25	$32,670.91	$1,640.59
26	$34,344.32	$1,673.40
27	$36,051.21	$1,706.87
28	$37,792.23	$1,741.01
29	$39,568.08	$1,775.83
30	$41,379.44	$1,811.35
31	$43,227.03	$1,847.58
32	$45,111.57	$1,884.53
33	$47,033.80	$1,922.22
34	$48,994.48	$1,960.66
35	$50,994.37	$1,999.87
36	$53,034.25	$2,039.87
37	$55,114.94	$2,080.67
38	$57,237.24	$2,122.28
39	$59,401.98	$2,164.73
40	$61,610.02	$2,208.02
41	$63,862.22	$2,252.18
42	$66,159.47	$2,297.22
43	$68,502.66	$2,343.16
44	$70,892.71	$2,390.02
45	$73,330.56	$2,437.82
46	$75,817.18	$2,486.58
47	$78,353.52	$2,536.31
48	$80,940.59	$2,587.04
49	$83,579.40	$2,638.78
50	$86,270.99	$2,691.56
51	$89,016.41	$2,745.39
52	$91,816.74	$2,800.30
53	$94,673.07	$2,856.31
54	$97,586.53	$2,913.44
55	$100,558.26	$2,971.71
56	$103,589.43	$3,031.14
57	$106,681.22	$3,091.76
58	$109,834.84	$3,153.60
59	$113,051.54	$3,216.67
60	$116,332.57	$3,281.00
61	$119,679.22	$3,346.62
62	$123,092.81	$3,413.55
63	$126,574.66	$3,481.82
64	$130,126.16	$3,551.46
65	$133,748.68	$3,622.49
66	$137,443.65	$3,694.94
67	$141,212.53	$3,768.84
68	$145,056.78	$3,844.22
69	$148,977.91	$3,921.10
70	$152,977.47	$3,999.52

Form 8563-NSLAC

Neither the values, nor any earnings on the values in this variable annuity policy are guaranteed. For purposes of this projection, an annual earnings rate of 2% has been assumed. Withdrawals from the policy will incur a surrender charge for 6 years after amounts are deposited into the policy as follows: Year 1–9%, Year 2–8%, Year 3–7%, Year 4–6%, Year 5–5%, Year 6–4%, Year 7–3%, Year 8–2%, Year 9–1%. See “Surrender Charge” in this prospectus for further information regarding application of the surrender charge.

Form 8563-NSLAC

Statement of Additional Information Contents

National Security

Custodian

Independent Registered Public Accounting Firm

Underwriter

Calculation of Money Market Yield

Total Return

Financial Statements

1940 Act File Number 811-10619

1933 Act File Number 333-164074

Form 8563-NSLAC

Part B:
This registration statement incorporates by reference the following:
The Statement of Additional Information for National Security Life and Annuity Company, National Security Variable Account N, NScore Xtra II included in Pre-Effective Amendment No. 1 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940 to the registration statement on Form N-4, SEC File Nos. 333-164074 & 811-10619, filed with the Securities and Exchange Commission (the “Commission”) on May 19, 2010.

Variable Account N
National Security Life and Annuity Company
Form N-4

Part C

Other Information

Item 24. Financial Statements and Exhibits
(a) The following financial statements of the Registrant are included in Part B of this Registration Statement:
     Report of Independent Registered Public Accounting Firm of KPMG LLP dated February 19, 2010.
     Statements of Assets and Contract Owners’ Equity, December 31, 2009.
     Statements of Operations for the Period Ended December 31, 2009.
     Statements of Changes in Contract Owners’ Equity for the Periods Ended December 31, 2009 and 2008.
The following financial statements of the Depositor are included in Part B of this Registration Statement.
Report of Independent Registered Public Accounting Firm of KPMG LLP dated April 30, 2010.
Consolidated Balance Sheets, December 31, 2009 and 2008.
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007.
Consolidated Statements of Changes in Stockholder’s Equity for the Years Ended December 31, 2009, 2008 and 2007.
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007.
Notes to Consolidated Financial Statements, December 31, 2009, 2008, and 2007.
Financial Statement Schedules, December 31, 2009, 2008 and 2007.

(b) Exhibits:

(1)	Resolution of Board of Directors of the Depositor authorizing establishment of the Registrant, Variable Account N, was filed as Exhibit (1) of the Registrant’s registration statement, Form N-4, on January 7, 2002 (File No. 333-76350) and is incorporated by reference herein.

(2)	N/A

(3)(a)	Principal Underwriting Agreement for Variable Contracts with Compensation Schedule between the Depositor and Ohio National Equities, Inc. was filed as Exhibit (3)(a) of the Depositor’s variable life insurance registration statement, Form S-6, on January 7, 2002 (File No. 333-76344) and is incorporated by reference herein.

(3)(g)	Fund Participation Agreement between the Depositor and Prudential Funds were filed as Exhibit (3)(g) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(3)(h)	Fund Participation Agreement between the Depositor and Neuberger Berman Advisers Management Trust were filed as Exhibit (3)(h) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(3)(i)	Amendment to Fund Participation Agreement between the Depositor and The Universal Institutional Funds were filed as Exhibit (3)(i) of the Registrant’s Post Effective Amendment No. 51 (File No. 333-43515) on April 26, 2006 and is incorporated by reference herein.

(3)(j)	Participation Agreement between Depositor Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(4) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6, April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(3)(k)	Amendment to Participation Agreement between Depositor Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. was filed as Exhibit 99(h)(5) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6, April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(3)(l)	First Amendment to the Participation Agreement by and between Salomon Brothers Variable Series Funds Inc, Depositor was filed as Exhibit 99(h)(6) of Post-Effective Amendment No. 3 of Ohio national Life Assurance Corporation’s registration statement on Form N-6, April 26, 2006 (File No. 333-109900) and is incorporated by reference herein.

(4)	Flexible Premium Deferred Annuity Contract, Form NS-10-VA-07.5.1 was filed as Exhibit (4)(a) of the Registrant’s pre-effective amendment No. 1 to the registration statement on Form N-4 filed on May 19, 2010 (File No. 333-164074) and is incorporated by reference herein.

(4)(a)	Form of Guaranteed Minimum Income Benefit (Annual Reset Option), Form NS-09- GMI-1, was filed as Exhibit 99(4)(d) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(4)(b)	Form of Annual Reset Death Benefit, Form 09-ARD-1, was filed as Exhibit 99(4)(e) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N- 4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(4)(c)	Form of Guaranteed Minimum Death Benefit, Form 09-GMD-1, was filed as Exhibit 99(4)(f) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(4)(d)	Form of Guaranteed Minimum Death Benefit, Form 09-GMD-2, was filed as Exhibit 99(4)(g) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(4)(e)	Form of Annual Step-Up Death Benefit Rider, Form NS-05-AMD-1, was filed as Exhibit 99(4)(h) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(4)(f)	Form of Guaranteed Principal Protection Rider, Form NS-03-GPP-1, was filed as Exhibit 99(4)(i) of the Registrant’s Pre-Effective Amendment No. 2 to the registration statement on Form N-4 (File No. 333-156428) filed on July 20, 2009 and is incorporated by reference herein.

(5)	Variable Annuity Application, Form NS-4896-NY, was filed as Exhibit 99(5) of the Registrant’s pre-effective amendment No. 1 to the registration statement on Form N-4 filed on May 19, 2010 (File No. 333-164074) and is incorporated by reference herein.

(6)(a)	By-Laws of the Depositor were filed as Exhibit (6)(a) of the Depositor’s registration statement, Form N-4, Post-Effective Amendment No. 12 on February 22, 2008 (File No. 333-76350) and is incorporated by reference herein.

(6)(b)	Charter of the Depositor was filed as Exhibit (6)(a) of the Depositor’s variable life insurance registration statement, Form S-6, on January 7, 2002 (File No. 333-76344) and is incorporated by reference herein.

(7)	Coinsurance Agreement for Variable Annuity Living Benefit Riders, as amended, between Depositor and The Ohio National Life Insurance Company was filed as Exhibit (7) of Registrant’s registration statement on Form N-4, post-effective amendment no. 6 (File No. 333-125856) on April 30, 2008 and is incorporated by reference herein.

(8)(a)	Form of Fund Participation Agreement between the Depositor and Ohio National Fund, Inc. was filed as Exhibit (8) of the Depositor’s variable life insurance registration statement, Form S-6, on January 7, 2002 (File No. 333-76344) and is incorporated by reference herein.

99(9)	Opinion of counsel and consent is filed herewith as Exhibit 99(9)

(10)	Consent of KPMG LLP was filed as Exhibit 99(10) of the Registrant’s pre-effective amendment No. 1 to the registration statement on Form N-4 filed on May 19, 2010 (File No. 333-164074) and is incorporated by reference herein.

(13)(a)	Form of Asset Allocation Model Investor Risk Profile was filed as Exhibit 99(13)(a) of the Registrant’s Form N-4, Post- Effective Amendment No. 8 on April 29, 2009 (File No. 33-125856) and is incorporated by reference herein.

(13)(b)	Form of Asset Allocation Model Determining Your Investor Risk Profile brochure was filed as Exhibit 99(13)(b) of the Registrant’s Form N-4, Post-Effective Amendment No. 8 on April 29, 2009 (File No. 33- 125856) and is incorporated by reference herein.

(13)(c)	Form of Asset Allocation Model Descriptions effective July 1, 2009 was filed as Exhibit 99(13)(c) of the Registrant’s Form N-4 on December 30, 2009 and is incorporated by reference herein.

99(24)	Powers of Attorney of certain Directors of Depositor is filed herewith as Exhibit 99(24)
Item 25. Directors and Officers of The Depositor

Name and Principal	Positions and Offices
Business Address	with Depositor

Thomas A. Barefield*	Director, Vice President - Marketing

Lee E. Bartels*	Chief Underwriting Officer

Carson E. Beadle**	Director

R. Todd Brockman*	Assistant Vice President, Mutual Fund Operations

Christopher A. Carlson*	Chief Investment Officer

George E. Castrucci*	Director

Raymond R. Clark*	Director

Rocky Coppola*	Vice President & Treasurer

Ronald J. Dolan*	Director, Vice President & Valuation Actuary

Christopher J. Finger*	Accounting Officer

Joseph M. Fischer*	Assistant Counsel & Assistant Secretary

Daryl R. Forsythe NBT Bancorp Inc. 52 South Broad Street Norwich, NY 13815	Director

Kristal E. Hambrick*	Product Development Actuary-Life & Illustration Actuary

Gary T. Huffman*	President

Marcy A. Johnson*	Director of Individual Annuity Administration

Therese S. McDonough*	Secretary

Susan E. Mistretta**	Assistant Secretary

David B. O’Maley*	Director

Stephen R. Murphy*	Product Development Actuary-Annuity Actuary

John J. Palmer*	Director and Chairman

William C. Price*	Assistant Counsel & USA Patriot Act Compliance Officer

Name and Principal	Positions and Offices
Business Address	with Depositor
Arthur J. Roberts*	Vice President & Chief Financial Officer

Lori A. Rochford*	Assistant Secretary

Joseph R. Sander*	Assistant Treasurer

V. Renee Schroder*	Director of Individual Annuity New Business

Dennis R. Taney*	Chief Compliance Officer — Separate Accounts

Frederick L. Wortman**	Director, Vice President - Marketing

*	The principal business address of these individuals is One Financial Way, Montgomery, Ohio 45242.

**	The principal business address of these individuals is 100 Court Street, Binghamton, New York 13902.
Item 26. Persons Controlled by or Under Common Control With The Depositor or Registrant
No entity is controlled by the Depositor or the Registrant. The Registrant is a separate account of the Depositor. The Depositor is owned by (a) Security Mutual Life Insurance Company of New York, a mutual life insurance company organized under the laws of New York, and (b) The Ohio National Life Insurance Company, an Ohio insurance company which is owned by Ohio National Financial Services, Inc. The Ohio National Life Insurance Company owns over 80% of the Depositor.
Ohio National Financial Services, Inc. owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Name (and Business)	Jurisdiction	% Owned
The Ohio National Life Insurance Company	Ohio		100%

OnFlight, Inc.	Ohio		100%
(aviation)

Fiduciary Capital Management, Inc.	Connecticut		51%
(investment adviser)

Financial Way Realty, Inc.	Ohio		100%

Suffolk Capital Management LLC	Delaware		83%
(investment adviser)

Sycamore Re, Ltd. (captive reinsurance company)	Bermuda		100%

The Ohio National Life Insurance Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

Ohio National Life Assurance Corporation	Ohio		100%

Ohio National Equities, Inc.	Ohio		100%
(securities broker dealer)

Ohio National Investments, Inc.			100%
(investment adviser)

Montgomery Re, Inc. (captive reinsurance company)	Vermont		100%

The O.N. Equity Sales Company	Ohio		100%
(securities broker dealer)

Ohio National Fund, Inc.	Maryland	(more than)	90%
(registered investment company)

Dow Target Variable Fund LLC	Ohio		100%
(registered investment company)

National Security Life and Annuity Company	New York		80.5%
(insurance company)

The O.N. Equity Sales Company owns the percentage of voting securities shown for the following entities which were organized under the laws of the jurisdictions listed:

O.N. Investment Management Company	Ohio		100%
(investment adviser)

Ohio National Insurance Agency, Inc.	Ohio		100%

Ohio National Insurance Agency of Alabama, Inc.	Alabama		100%
Sycamore Re, Ltd. owns 100% of the voting securities of ON Global Holdings, LLC, an insurance holding company organized under the laws of Delaware. ON Global Holdings, LLC owns 100% of the voting securities of Ohio National Sudamerica S.A., an insurance holding company organized under the laws of Chile.
Ohio National Sudamerica S.A. owns 100% of the voting securities of Ohio National Seguros de Vida S.A., a life insurance company organized under the laws of Chile.
Separate financial statements are filed with the Commission for Ohio National Life Assurance Corporation under registrant Ohio National Variable Account R and The Ohio National Life Insurance Company under registrant Ohio National Variable Account A. All subsidiaries of The Ohio National Life Insurance Company are included in the consolidated financial statements of The Ohio National Life Insurance Company.
Item 27. Number of Contract Owners
Since this series of the Registrant’s contracts are not yet sold, there are no owners.
Item 28. Indemnification
Article X of the Depositor’s Charter provides as follows:
No director shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, that the foregoing provision shall not eliminate or limit (I) the liability of a director if a judgment or other final adjudication adverse to him or her establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or any violation of the Insurance Law or knowing violation of any other law or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled; or (ii) the liability of a director for any act or omission prior to the adoption of this restatement by the shareholders of the Corporation.
Article VIII of the Depositor’s By-laws, “Indemnification of Officers and Directors” provides further details regarding the indemnification of the Depositor’s officers, directors and other employees. The By-laws are contained in Exhibit 6(b) of this registration statement and are incorporated into this Item 28 by reference.

Item 29. Principal Underwriters
The principal underwriter of the Registrant’s securities is Ohio National Equities, Inc. (“ONEQ”). ONEQ is a wholly-owned subsidiary of The Ohio National Life Insurance Company, which, as of March 30, 2007, owns over 80% of our outstanding stock. ONEQ also serves as the principal underwriter of securities issued by Variable Account L, another separate account of the Depositor, which separate account is registered as a unit investment trust; and Ohio National Variable Accounts A, B and D, separate accounts of The Ohio National Life Insurance Company which are registered as unit investment trusts; and Ohio National Variable Account R, a separate account of Ohio National Life Assurance Corporation, which separate account is also registered as a unit investment trust.

The directors and officers of ONEQ are:

Name	Position with ONEQ
David B. O’Maley	Chairman and Director
Thomas A. Barefield	Senior Vice President
Gary T. Huffman	Director
Michael F. Haverkamp	Secretary and Director
Barbara A. Turner	Director, Vice President of Operations, Treasurer & Comptroller
H. Douglas Cooke	Vice President, Institutional Sales
Richard J. Dowdle	Vice President, Institutional Sales
Martin T. Griffin	Vice President, Institutional Sales
Lawrens N. Sullivan	Vice President, Institutional Sales
Jeffery A. Bley	Chief Compliance Officer
Kimberly A. Plante	Assistant Secretary

The principal business address of each of the foregoing is One Financial Way, Montgomery, Ohio 45242.
During the last fiscal year, ONEQ received the following commissions or other compensation, directly or indirectly, from the Registrant:

Net Underwriting
Discount and	Compensation	Brokerage
Commissions	on Redemption	Commissions	Compensation
$ 2,945,777	None	None	None

Item 30. Location of Accounts and Records
The books and records of the Registrant which are required under Section 31(a) of the 1940 Act and Rules thereunder are maintained in the possession of the following persons:

(1)	Journals and other records of original entry:

National Security Life and Annuity Company (“Depositor”)
One Financial Way
Montgomery, Ohio 45242

(2)	General and auxiliary ledgers:

Depositor

(3)	Securities records for portfolio securities:

Depositor

(4)	Corporate charter, by-laws and minute books:

Registrant has no such documents.

(5)	Records of brokerage orders:

Not applicable.

(6)	Records of other portfolio transactions:

Depositor

(7)	Records of options:

Not applicable

(8)	Records of trial balances:

Depositor

(9)	Quarterly records of allocation of brokerage orders and commissions:

Not applicable

(10)	Records identifying persons or group authorizing portfolio transactions:

Depositor

(11)	Files of advisory materials:

Not applicable

(12)	Other records

Depositor
Item 31. Management Services
Not applicable.
Item 32. Undertakings and Representations
(a) Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, National Security Life and Annuity

Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by National Security Life and Annuity Company.
(b) The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure audited financial statements in this registration statement are never more than 16 months old for so long as payments under variable annuity contracts may be accepted.
(c) The Registration hereby undertakes to include either (1) as part of any application to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.
(d) The Registration hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made under Form N-4 promptly upon written or oral request.
(e) Rule 484 Undertaking - Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding)is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.
(f) Undertaking to File Reports - Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Signatures
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Variable Account N certifies that it has caused this registration statement to be filed and signed on its behalf in the City of Montgomery and the State of Ohio on this 16th day of June, 2010.

Variable Account N
(Registrant)

By	NATIONAL SECURITY LIFE AND ANNUITY COMPANY
(Depositor)

By	/s/ Gary T. Huffman Gary T. Huffman, President

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the depositor, National Security Life and Annuity Company, has caused this registration statement to be signed on its behalf in the City of Montgomery and the State of Ohio on the 16th day of June, 2010.

NATIONAL SECURITY LIFE AND ANNUITY COMPANY
(Depositor)

By	/s/ Gary T. Huffman Gary T. Huffman, President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*/s/ Thomas A. Barefield Thomas A. Barefield	Director	June 16, 2010

*/s/ Carson E. Beadle Carson E. Beadle	Director	June 16, 2010

George E. Castrucci	Director

*/s/ Raymond R. Clark Raymond R. Clark	Director	June 16, 2010

*/s/ Ronald J. Dolan Ronald J. Dolan	Director	June 16, 2010

*/s/ Daryl R. Forsythe Daryl R. Forsythe	Director	June 16, 2010

/s/ Gary T. Huffman Gary T. Huffman	President (Principal Executive Officer)	June 16, 2010

*/s/ David B. O’Maley David B. O’Maley	Director	June 16, 2010

/s/ John J. Palmer John J. Palmer	Director and Chairman	June 16, 2010

/s/ Arthur J. Roberts Arthur J. Roberts	Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)	June 16, 2010

*/s/ Frederick L. Wortman Frederick L. Wortman		June 16, 2010

* By	/s/ Therese S. McDonough Therese S. McDonough, Attorney in Fact pursuant to Powers of Attorney filed herewith

Index of Consents and Exhibits

Page Number in
Exhibit		Sequential
Number	Description	Numbering System

99(9)	Opinion of Counsel

99(24)	Powers of Attorney